Exhibit 99.1

28 February 2019

BRITISH AMERICAN TOBACCO p.l.c.

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2018

A STRONG BUSINESS PERFORMANCE ACROSS ALL CATEGORIES

KEY FINANCIALS	2018		Change vs 2017
	Current	Constant	Current	Constant
	rates	rates	Rates	rates
Revenue	£24,492m		+25.2%
Profit from operations	£9,313m		+45.2%
Basic earnings per share (EPS)	264.0p		-85.6%
Diluted EPS	263.2p		-85.6%
Net cash generated from operating activities	£10,295m		+92.5%
Borrowings	£47,509m		-3.9%
Dividend per share	203.0p		+4.0%

Non-GAAP:
Adjusted revenue on a representative basis*	£24,312m	£25,760m	-2.3%	+3.5%
Adjusted profit from operations on a representative basis*	£10,347m	£10,924m	-1.5%	+4.0%
Adjusted diluted EPS	296.7p	315.5p	+5.2%	+11.8%
Adjusted net debt	£43,407m		-2.7%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on pages 44 to 45, with reconciliations from the most comparable IFRS measure provided.

* Representative basis – see page 3 for explanation of this metric. All variances above are against equivalent 2017 information for the year ended 31 December 2017, revised for the impact of IFRS 15.

HIGHLIGHTS

•

The Group’s results benefitted from the full year effect of the RAI acquisition, which included certain accounting impacts related to the acquisition that affected the prior period. On a reported basis:

o	Revenue increased 25%, with revenue from the Strategic Portfolio higher by 49%;
o	Volume from cigarettes and THP grew 3.3%;
o	Profit from operations was up 45%;
o	Operating margin increased over 500 bps to 38.0%; and
o	Cash conversion of 111%.

•	On a representative basis (as if BAT had owned RAI and the other acquisitions, completed in 2017, from 1 January 2017, and defined on page 3):
o

Total cigarette and THP volume declined 3.5% to 708 billion. In the key markets[2] volume was down 2.7%, outperforming the industry which was estimated to be down 3.4%*, leading to a 40 bps increase in market share;

o	Strategic cigarette and THP volume grew 5.8%, led by a 217% increase in THP consumables to 7 billion sticks, as well as growth of Natural American Spirit, Rothmans and Pall Mall;
o	Adjusted revenue, at constant rates, increased by 3.5%, driven by robust cigarette price mix (6%) and growth in THP and vapour revenue of 95% to £901 million at constant rates of exchange;
o	Adjusted revenue from the Strategic Portfolio (defined on page 3) was up 8.5% on a constant rate basis;
o

Adjusted profit from operations grew 4.0% at constant rates of exchange as the adjusted revenue growth and continued drive for efficiency gains more than offset the significant investment in PRRP as the Group continues to develop this category until it matures to break-even and profitability. Since the acquisition, the Group has realised over US$300 million of savings from RAI on an annualised basis; and

o	Adjusted operating margin, at current rates, was 40 bps higher at 42.6%, as the investment in the development and roll out of PRRP was more than offset by good pricing and cost control.

•

Basic earnings per share declined 86%, with diluted earnings per share 86% lower, as the prior year was affected by a one-off gain related to the acquisition of RAI of £23.3 billion and by a £9.6 billion deferred tax credit due to the US tax reforms, both of which do not repeat in 2018;

•

Adjusted diluted earnings per share at constant rates of exchange rose 11.8% as the Group’s growth in operating performance and lower underlying effective tax rate (mainly due to the US Federal tax reform in 2017) more than offset an increase in net finance costs, due to the higher borrowings following the acquisition of RAI and an increase in investment in PRRPs; and

•	Dividend per share increases 4.0% to 203.0p, payable in four quarterly dividend payments of 50.75p per share.

The decision by the Quebec Court of Appeal, with regards to the 2015 award of CAD$15.6 billion (approximately £9 billion) against a Group subsidiary (Imperial Tobacco Canada – ITCAN) and others, of which ITCAN’s share was CAD$10.4 billion (approximately £6 billion) in relation to the Quebec Class Action is due to be released on 1 March 2019. See pages 19 and 40 for additional details.

1 - Key Market offtake share, as independently measured by retail audit agencies (including Nielsen), shipment share estimates, and share of retail for the US business, based upon latest available validated data.

2 - The Group’s Key Markets represent over 80% of the Group’s cigarette volume.

* Source: Internal estimates

Definition of key terms

Adjusting items and constant currency measures

To provide a more comprehensive understanding of the performance of the Group, this announcement also presents the adjusted performance of the Group, at current and constant translational rates of exchange. This excludes the adjusting items explained on pages 29 to 33.

Adjusting items within this report represent certain items of income and expense which the Group considers distinctive based upon their size, nature or incidence. In addition, certain adjusting items within this report represent the potentially distorting impact of foreign exchange on certain of the Group’s results. As explained on page 44, the Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Inclusion of results on a “representative basis”

Where appropriate, the Group is also presenting (as a supplement to the results) the 2018 performance against 2017, as though the Group had owned the acquisitions made in 2017 for the whole of that year. Comparison of results on this basis are termed “on a representative basis” and provide shareholders with a results comparison representative of the position as if the Group had owned the acquisitions throughout 2017 and 2018.

Results on a representative basis are not deemed to be equivalent to pro forma financial information as they are derived from an adjusted measure, which will exclude the adjusting items, that may arise in the context of a pro forma presentation due to the requirements of such areas as purchase price allocation adjustments (to inventory, amortisation of the fair value adjustment to debt and the amortisation of trademarks). As previously announced, in 2017, the Group withdrew from the Philippines. No adjustment to the 2017 representative basis information has been included as this is immaterial to the Group’s results. There were no material acquisitions in 2018 requiring adjustment.

For a reconciliation from the most directly comparable IFRS measures to the Group’s adjusted results on a representative basis, see the appendices on pages 54 and 55. For additional information on the use of non-GAAP measures, see the discussion regarding “Non-GAAP Measures” under the section “Other Information” on pages 44 to 48.

Strategic Portfolio

As previously announced, from 1 January 2018, the Group introduced a new measure called Adjusted Revenue Growth of the Strategic Portfolio, as part of the short-term incentive scheme.

The Strategic Portfolio is comprised of:

•	Strategic Combustibles; and
•	Potentially Reduced-Risk Products (excluding certain immaterial Traditional Oral products).

Strategic Combustibles

Strategic combustibles comprise the Strategic Cigarette and OTP brands Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Camel (US) and Natural American Spirit (US).

Potentially Reduced-Risk Products (PRRP)

PRRPs include:

•	Tobacco Heating Products (THP) including glo, neo sticks and our hybrid products;
•	Vapour products including Vype, Vuse (Alto and Vibe), Ten Motives (including CIRRO) and ViP;
•	Modern Oral including the white snus brands of EPOK and Lyft; and
•	Traditional Oral including moist snuff tobacco brands of Grizzly, Mocca, Granit and Kodiak, and the traditional snus products (including Camel snus).

New Categories comprises THP, Vapour and Modern Oral effective 1 January 2019.

Based on the available science, PRRPs have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.*

Other tobacco products (OTP) comprises largely the sales of roll your own (RYO), make your own (MYO), pipe and cigarillos.

Revision of 2017 results for IFRS 15 (Revenue from Contracts with Customers), effective 1 Jan 2018

The Group’s results for the year ended 31 December 2018 are presented in accordance with IFRS 15 (Revenue from Contracts with Customers). The 2017 results have been revised for IFRS 15 (as previously announced on 2 May 2018) which the Group adopted on a fully retrospective basis.

*Our vapour product Vuse, and oral products Grizzly, Camel Snus and Kodiak, which are only sold in the US, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

PERFORMANCE IN NUMBERS

Year ended 31 December 2018
	Reported		Adjusted[4]		Adjusted[4] at CC5
	2018	Vs 2017[3]	2018	Vs 2017[3] representative basis[6]	2018	Vs 2017[3] representative basis[6]
Cigarettes and THP Volume (bn sticks)
Cigarettes	701	+2.6%				-4.1%
Strategic cigarettes	444	+16.7%				+4.8%
Other	257	-15.1%				-16.4%
THP	7	+217%				+217%
	708	+3.3%				-3.5%
By region:
US	77	+118%				-5.3%
APME	228	+0.7%				+0.7%
AMSSA	157	-5.4%				-5.4%
ENA	246	-4.7%				-5.3%
Total	708	+3.3%				-3.5%

Other volume
Oral – Pouches – bn	3.9	+93%				+10.5%
Oral – Other – mn kg	14.6	+119%				-4.0%
Vapour – mn pods/10ml units	189	+100%				+35.3%
OTP (incl RYO and MYO) – bn sticks equivalent	22	-6.6%				-7.5%

Revenue (£m):
US	9,495	+128%	9,495	-2.0%	9,838	+1.5%
APME	4,882	-1.8%	4,882	-1.7%	5,250	+5.7%
AMSSA	4,111	-4.9%	4,111	-4.8%	4,560	+5.6%
ENA	6,004	-1.7%	5,824	-1.3%	6,112	+3.5%
Total	24,492	+25.2%	24,312	-2.3%	25,760	+3.5%

Revenue from:
Strategic combustibles	15,457	+43%	15,457	+0.4%	16,273	+5.7%
NGP	883	+139%	883	+92%	901	+95%
Vapour	318	+89%	318	+23%	325	+26%
THP	565	+180%	565	+178%	576	+184%
Oral	917	+128%	917	+7.3%	952	+11.3%
Modern	34	+127%	34	+127%	36	+140%
Traditional	883	+128%	883	+5.1%	916	+9.0%
PRRP	1,800	+133%	1,800	+37%	1,853	+41%
Strategic Portfolio	17,257	+49%	17,257	+3.3%	18,126	+8.5%
Other	7,235	-9.0%	7,055	-13.7%	7,634	-6.6%
Total Revenue	24,492	+25%	24,312	-2.3%	25,760	+3.5%

Profit from operations (£m):
US	4,006	+244%	4,511	+1.8%	4,686	+5.8%
APME	1,858	-2.3%	1,948	-6.1%	2,099	+1.2%
AMSSA	1,544	-6.3%	1,738	-3.7%	1,922	+6.5%
ENA	1,905	+12.3%	2,150	-2.2%	2,217	+0.8%
Total	9,313	+45.2%	10,347	-1.5%	10,924	+4.0%

PERFORMANCE IN NUMBERS

Year ended 31 December 2018
	Reported		Adjusted[4]		Adjusted[4] at CC5
	2018	Vs 2017[3]	2018	Vs 2017[3] representative basis[6]	2018	Vs 2017[3] representative basis[6]
Operating Margin
US	42.2%	+1,420 bps	47.5%	+180 bps
APME	38.1%	-20 bps	39.9%	-180 bps
AMSSA	37.6%	-60 bps	42.3%	+50 bps
ENA	31.7%	+390 bps	36.9%	-30 bps
Total	38.0%	+520 bps	42.6%	+40 bps

Earnings per share (pence)
Basic	264.0p	-86%
Diluted	263.2p	-86%	296.7p	+5.2%	315.5p	+11.8%

3. The results for 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  2017 also reflects the new regional structure, effective 1 January 2018. See page 28 and 29 and pages 54 to 55.

4. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence. See pages 44 and 45. Reconciliations from the most comparable IFRS measures have been provided, for revenue, on page 46, for profit from operations on page 46, for tax, on page 47, and for diluted earnings per share, on page 46. For additional information on the use of non-GAAP measures, see the discussion regarding other “Non-GAAP Measures” under the section “Other Information” on pages 44 to 48.

5. CC – constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments. For additional information on the use of non-GAAP measures, see the discussion regarding “Non-GAAP Measures” under the section “Other Information” on pages 44 to 48.

6. Representative basis – as if BAT had owned RAI and other acquisitions, undertaken in 2017, from 1 January 2017. The representative basis adjustment also includes an aggregate amount of approximately £250 million of certain additional adjusting items related to the acquired companies (primarily related to Engle Progeny and transaction costs incurred by RAI). A reconciliation to the 2017 adjusted “representative” results is provided in the attached appendices starting on page 54. For additional information on the use of non-GAAP measures, see the discussion regarding “Non-GAAP Measures” under the section “Other Information” on pages 44 to 48.

Note: In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely, for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relate to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

PERFORMANCE REVIEW

The following review presents the Group’s performance for the year ended 31 December 2018.

TOTAL GROUP REVENUE

On a reported basis, revenue increased by 25.2% to £24,492 million. This was driven by a 3.3% growth in volume from cigarettes and THP, which was largely due to the inclusion of RAI as a wholly-owned subsidiary, as well as pricing.

On a representative basis, adjusted revenue7 increased 3.5% at constant rates of exchange, as price mix in cigarettes of 6%, and the growth of PRRP more than offset a decline in total cigarettes and THP volume of 3.5%.

Volume grew in a number of markets, including in Pakistan (as the market recovered following the revision to excise), in Japan (driven by THP), and also in Turkey, Poland, Romania and Egypt. This growth was more than offset by lower volume in Saudi Arabia (due to down-trading and market contraction following the 2017 excise-led price increase), the US (partly due to the impact of fuel price rises on disposable income, the change in excise in California and the growth of vapour), Brazil (primarily due to down-trading to illicit trade) and Russia (largely due to both market contraction and inventory movements in the supply chain).

Revenue in 2017 on a representative basis included £94 million of revenue recognised by RAI related to the sale of inventory associated with the international brand rights of Natural American Spirit.

Revenue from the Strategic Portfolio

Revenue from the Strategic Portfolio grew by 49% (to £17,257 million) mainly due to the inclusion of RAI. On a representative constant currency basis, this was an increase of 8.5% driven by robust pricing, an increase in NGP revenue (from THP and vapour) of 95% to £901 million and the performance of the Group’s strategic cigarette brands which grew market share 40 bps.

Strategic Cigarette and THP brands

The strategic cigarette and THP brands collectively grew volume 5.8% on a representative basis:

•

Dunhill’s overall market share was stable as strong performances in Indonesia, Brazil and South Africa were offset by the effect of down-trading in Saudi Arabia and South Korea. Volume was 6.1% lower as the continued growth in Indonesia was more than offset by the effect of the down-trading noted above and market size contraction in Brazil, South Africa and Malaysia;

•

Kent’s market share was up 50 bps, with volume increasing 1.7%, driven by Japan (including Kent Neo Sticks), Turkey, Brazil and Ukraine. This more than offset lower volume in the Middle East and Russia (despite an increase in market share as volume was affected by trade inventory movements);

•

Lucky Strike grew market share 20 bps, which was driven by Indonesia, Japan, Colombia, Spain, France, Argentina and Mexico. Volume was 1.0% down as growth in Germany, Colombia, Japan and Argentina was more than offset by declines due to industry contraction in Indonesia and France;

•	Rothmans’ market share continued to grow, increasing a further 110 bps with volume up 19.7% driven by Ukraine, Russia, Nigeria, Bulgaria and migrations in Poland, Brazil and Colombia;

7 Adjusted revenue excludes the distorting effect on revenue discussed on page 30, which related to excise on products acquired under short-term contract manufacturing arrangements.

Performance summary cont…

•

Pall Mall market share grew 10 bps, with volume up 20.4% partly due to the inclusion of Pall Mall in the US following the acquisition of RAI. This was an increase of 9.9% on a representative basis, partly due to the strong volume and market share growth in Saudi Arabia that followed the market down-trading arising from the excise-led price increases in 2017, more than offsetting lower market share in the US. Pakistan continued to grow volume and market share after the revision to excise, with higher volume and market share also achieved in Mexico and Australia; and

•

The US market was estimated to be 4.5-5.0% down, due to the impact of higher fuel prices on disposable income, the growth of the vapour category and the full year effect of the change in excise in 2017 in California:

•	Newport grew market share 10 bps in the US. Volume declined 4.6% on a representative basis, partly due to inventory movements within the supply chain;
•

Natural American Spirit’s share momentum continued in the US, up 20 bps, with volume higher by 3.5% on a representative basis, outperforming the market due to a strong performance in the premium segment; and

•	Camel’s market share was flat in the US. Volume was lower by 4.4%, on a representative basis, partly due to a strong comparator period.

Tobacco Heating Products (THPs)

The Group delivered significant growth in THPs in 2018. In Japan (which accounts for approximately 70% of global industry volume) market share accelerated its growth momentum in the second half of the year, boosted by the launch of Neo, the Group’s premium consumables range. Although still in the roll out phase in many markets, we also saw consistent growth across the other 14 THP markets. Key highlights include:

•

An increase of over 180% in revenue to £565 million, or £576 million on a constant rate basis, due to 217% growth in consumables volume to 7 billion, driven by Japan and an expansion to 10 markets in the year (Italy, Serbia, Croatia, Greece, Poland, Czech Republic, Kazakhstan, Ukraine, Bulgaria and Malaysia);

•	An increase in market share of glo in Japan to 4.7% (December 2018), and an increase to over 20% category share; and
•	Volume in Japan was weighted to the second half of the year following the launch of additional product offers in 2018, with market share gaining 40 bps in that period.

Vapour

The Group’s vapour portfolio performed strongly with significant growth in both volume and revenue across our 15 vapour markets. Growth was weighted towards the second half of the year and driven by both new market and product launches. Total volume was up by 35%, on a representative basis, with good performances in the world’s three largest vapour markets – with volume growth in the US, UK and France. In France, we achieved market leadership (in tracked channels). Key highlights include:

•

Total vapour revenue increased 89% to £318 million, due to the inclusion of a full year’s revenue from RAI. This was a 26% increase to £325 million (2017: £258 million) on an adjusted representative, constant rate basis;

•	In the US, notwithstanding a reduction in market share due to the rapid growth of the overall market, consumables grew by 36%. This was driven by the expansion of Vuse Alto and re-launch of Vuse Vibe;
•	Vype and the Group’s other vapour brands in the rest of the world (including 10 Motives and ViP in the UK), grew consumables volume by 34%;

Performance summary cont…

•

Our new product Vype e-Pen3 was launched in the second half of the year in the UK, Canada, Colombia, New Zealand and France. It is performing extremely well, reaching 7.1% and 3.9% value share in France and the UK respectively, and was voted Product of the Year (vapour category) in the UK’s largest consumer survey of product innovation; and

•

Vype is a leading vapour brand in Germany, where it is the clear market leader within the rechargeable segment. The Group further enhanced its capabilities with the acquisition of Germany’s leading vapour retail chain in November 2018.

Modern Oral

Our Modern Oral category comprises the brands EPOK and Lyft, which both experienced significant growth in 2018. In the Nordics and in Switzerland, our brands have quickly established a meaningful foothold in the total oral market. Key highlights include:

•	Total revenue grew 127% to £34 million, a 140% increase on a representative, constant rate basis;
•	EPOK is the fastest growing oral brand in the Nordics achieving 8% total oral market share (December 2018) in Norway;
•	In Switzerland EPOK is the fastest growing brand in the category and already has a 17% share of the total oral category in December 2018, which is now 1.7% of the total nicotine segment; and
•	Lyft, the Group’s tobacco-free product, was launched in Sweden, achieving 4.5% total oral market share in handlers.

Traditional Oral

In the Traditional Oral category (comprising traditional snus and moist snuff) revenue from the strategic brands grew 128%, benefiting from the inclusion of RAI for the full 12 months. On an adjusted, representative basis at constant rates of exchange this was an increase of 9% to £916 million.

In the US, traditional oral volume was down 2.3% on a representative basis. This was in part due to both a decline in the total market, as well as a reduction in Grizzly market share of 40 bps, caused by the brand lapping a tough comparator which had benefited from a competitor’s product recall, though returning to growth in the final quarter of 2018. This was more than offset by total pricing and a 40 bps increase in total value share, with revenue from the strategic portfolio growing 8% to £893 million, on a constant rate, representative basis.

Other tobacco products

Volume of other tobacco products (OTP) declined 6.6% (or 7.5% on a representative basis) to 22 billion sticks equivalent (being approximately 3% of the Group portfolio), driven by lower volume in France, Spain, Hungary and Germany.

PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations, on a reported basis was up 45.2% at £9,313 million with operating margin up over 500 bps to 38.0%, largely due to the inclusion of a full year’s results from RAI. In particular, 2017 included a number of charges related to the acquisition of RAI, including a £465 million increase to inventory as part of the purchase price allocation adjustment, that reduced profit from operations and operating margin in that period. The Group’s results were also negatively impacted by a translational foreign exchange headwind of 5.5%.

Adjusted profit from operations and adjusted operating margin

Adjusted profit from operations, on a representative basis and at constant rates of exchange was 4.0% higher at £10,924 million, with growth across all regions, reflecting the increase in revenue, whilst increasing the investment behind the expansion of THP and vapour by approximately £500 million (including device discounting). On a representative basis, adjusted operating margin, at current rates, was 40 bps higher, due to the realisation of the cost savings in the US (being over US$300 million on an annualised basis since the acquisition) and the enhancement in operating margin in AMSSA which more than offset the increased investment undertaken in APME and ENA.

REGIONAL REVIEW

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure announced in 2017 and effective from 1 January 2018. Prior period comparators have been revised accordingly. Prior periods have also been revised for the impact of IFRS 15.

Regional Summary information

	Cigarettes and THP (bn sticks)			Revenue (£m)			Profit from operations (£m)
	2018	Vs 2017		2018	Vs 2017		2018	Vs 2017
		Actual	Adj Repres		Actual	Adj Repres at cc		Actual	Adj Repres at cc
US	77	+118%	-5.3%	9,495	+128%	+1.5%	4,006	+244%	+5.8%
APME	228	+0.7%	+0.7%	4,882	-1.8%	+5.7%	1,858	-2.3%	+1.2%
AMSSA	157	-5.4%	-5.4%	4,111	-4.9%	+5.6%	1,544	-6.3%	+6.5%
ENA	246	-4.7%	-5.3%	6,004	-1.7%	+3.5%	1,905	+12.3%	+0.8%
Total	708	+3.3%	-3.5%	24,492	+25.2%	+3.5%	9,313	+45.2%	+4.0%

Variance termed “Adj Repres” refers to the variance between the 2018 adjusted performance against the adjusted 2017 performance on a representative basis – as though the Group had owned the acquisitions undertaken in 2017 for the full financial year. Use of the term “at cc” refers to the variance between the 2018 adjusted performance, at 2017 exchange rates, against the adjusted 2017 performance on a representative basis. A reconciliation of the 2017 performance to adjusted representative is provided on pages 54 to 55.

UNITED STATES (US):

The cigarette industry was estimated to be around 4.5% lower in 2018 partly due to the impact of higher fuel prices on disposable income, the growth of the vapour category and the full year effect of the change in excise in 2017 in California. The decline moderated in the second half of the year, from an estimated 5.3% to 4.1%.

In 2018, cigarette volume from the US business was 77 billion sticks, which represents an increase of 118% due to the recognition of a full year’s volume from RAI. On a representative basis, this was 5.3% lower than in 2017, with market share down 20 bps, as continued market share growth in Natural American Spirit (up 20 bps) and Newport (10 bps higher) and stable Camel share was more than offset by lower market share in Pall Mall (down 20 bps) and declines in the remainder of the portfolio. US volumes were further affected by a strong comparator due to Camel and Newport product launches in the first six months of 2017. Total value share grew 25 bps driven by the performance of the premium brands.

The US vapour market experienced strong growth (up approximately 120% in volume terms) which the Group estimates has contributed to a total volume decline in cigarettes of 0.7% during 2018. Whilst new competitor vapour brands have taken market share, Vuse continued to grow volume of consumables (cartridges) by 36%, on a representative basis, with distribution of Alto reaching over 70,000 outlets, which is estimated to be approximately 70% of the retail universe. Performance was negatively impacted by a product recall of Vibe, arising from a few isolated issues which have been resolved.

Oral volume declined 2.3% on a representative basis, with market share down against the prior period which, on a representative basis, benefited from a competitor’s product recall.

During 2018, the US Food and Drug Administration (FDA) regulatory proposals contributed to increased uncertainty in the US operating environment. Given our long track record of success in the face of regulatory change in the industry, and our strong portfolio of brands, we are confident in our ability to manage the proposals, noting that any FDA regulation or proposed ban of menthol in cigarettes must be developed through a comprehensive rule making process, be based on a thorough scientific review and consider all unintended consequences in order to withstand judicial review.

Regional review continued…

In 2017, the FDA accepted and filed for substantive review the Modified Risk Tobacco Products (MRTP) applications for Camel Snus, which were subsequently provided with a favourable recommendation from the Tobacco Products Scientific Advisory Committee (TPSAC). There is no timetable for the FDA to issue a decision on the MRTP applications, however the Group anticipates a decision during 2019.

Revenue

Reported revenue was £9,495 million, an increase on 2017 of 128%, largely due to the 12-month inclusion of results from RAI, compared to approximately five months in 2017. On a constant currency, representative basis, adjusted revenue was up 1.5% as pricing in both the combustibles and oral categories and higher Vuse consumables volume more than offset the reduction in combustibles and oral volume (previously discussed). Revenue in 2017 on a representative basis included £94 million of revenue recognised by RAI related to the sale of inventory associated with the international brand rights of Natural American Spirit.

Revenue from vapour grew by 156% to £184 million, an increase of 20% on a representative, constant currency basis.

Profit from operations

Reported profit from operations was £4,006 million, an increase of 244% on 2017, largely due to the full year’s inclusion in the Group’s results. Excluding adjusting items related to Engle and integration costs, profit from operations was £4,511 million, an increase of 1.8% on an adjusted, representative basis, or 5.8% excluding the translational foreign exchange headwind. This increase reflects the growth in revenue from the portfolio and cost reductions since the acquisition of RAI.

Cost synergies are progressing well, with annualised savings of over US$300 million delivered to date. The Group continues to expect to deliver over US$400 million of synergies by the end of 2020.

ASIA-PACIFIC AND MIDDLE EAST (APME):

Volume was up 0.7% at 228 billion sticks driven by the recovery in the combustibles volume in Pakistan (following the revision to the excise structure that negatively impacted the equivalent period in 2017) and the performance of glo in Japan and South Korea with sales of 6.5 billion sticks in the period. This growth in volume was partly offset by lower volume in the Middle East, largely due to the impact of 2017 excise-led price increase in Saudi Arabia and the difficult trading environment in a number of countries in the Middle East. Volume was lower in Bangladesh due to higher illicit trade following an increase in excise, with Indonesia lower due to market contraction. Volume decreases have slowed in Malaysia after a period of accelerated decline following the excise changes in prior years.

Market share in the region was up 110 bps. Kent (including THP sticks) was up in Japan (which was partly due to a growing share of glo, up 340 bps), with Dunhill and Lucky Strike higher in Indonesia. Pall Mall grew in Pakistan, Australia and particularly in Saudi Arabia, where the Group became market leader. The Group also grew Rothmans in Malaysia and increased total market share in Bangladesh. This growth was partially offset by lower market share in South Korea, due to a reduction in Dunhill partly driven by the growth of the THP segment and a reduction in Taiwan driven by Dunhill and Pall Mall.

Revenue

Reported revenue declined 1.8% to £4,882 million, as pricing, higher volume (discussed above) and the positive mix effect - largely in Japan through the growth in glo - was offset by a combination of inventory movements in the prior year, down-trading in Saudi Arabia and by the foreign exchange headwinds related to the relative strength of sterling. Excluding the translational foreign exchange headwind, constant currency adjusted revenue, on a representative basis grew 5.7%.

Regional review continued…

Profit from operations

Reported profit from operations declined 2.3% to £1,858 million, as the performance was negatively affected by foreign exchange headwinds and adjusting items related to the ongoing costs of the Group’s restructuring programme. Adjusted profit from operations on a representative constant currency basis grew 1.2% to £2,099 million driven by an improvement in Japan, where the performance of both combustibles and THP more than offset the higher marketing investment, and increases in Australia, Pakistan and Bangladesh. These were partly offset by Saudi Arabia which was negatively impacted by down-trading, as previously discussed, and South Korea.

AMERICAS AND SUB-SAHARAN AFRICA (AMSSA):

Volume was 5.4% lower at 157 billion sticks, largely driven by the growth of illicit trade in Brazil and South Africa, the termination of a third-party licence agreement in Mexico and market contraction in Canada, Colombia and Venezuela. South African volumes stabilised in the second half of 2018 after a period of decline.

Market share was 20 bps lower as growth driven by Kent (migration from Free) in Brazil, Dunhill in South Africa, Rothmans in Colombia and Brazil (following the migration from Mustang and Minister respectively, to strengthen the consumer proposition) and in Argentina, and Pall Mall in Mexico was more than offset by declines in the local portfolio which was largely due to the growth in illicit trade especially in South Africa and Brazil.

Vype was launched in Canada through exclusive distribution in the top four key accounts, representing over 4,000 retail outlets. In the seven months since launch, it had sold to over 92,000 adult users.

Revenue

Reported revenue declined 4.9% to £4,111 million, due to the translational foreign exchange headwind of approximately 10%. On a constant currency, representative basis, adjusted revenue grew by 5.6% to £4,560 million, as pricing across the region (notably in Mexico, Brazil, Chile and Nigeria) more than offset the lower total volume and the negative impact of mix due to the growth of lower-priced products following the significant excise-led price increases in a number of markets.

Profit from operations

Reported profit from operations was down 6.3% to £1,544 million, as the effect of currency headwinds more than offset growth across the region. Excluding adjusting items (mainly related to a £110 million asset impairment to recoverable value in Venezuela arising from hyperinflationary accounting and costs related to the Group’s ongoing restructuring programme) and the effect of currency, adjusted profit from operations on a representative, constant currency basis grew by 6.5% to £1,922 million, driven by Nigeria, Mexico and Chile, partly offset by the effect of the lower duty paid market and down-trading in South Africa.

Regional review continued…

EUROPE AND NORTH AFRICA (ENA):

Volume declined 4.7% to 246 billion sticks, which was a reduction of 5.3% on a representative basis, as volume from assets acquired (from Bulgartabac and FDS) in 2017, combined with growth in Turkey, Egypt, Poland and Romania, was more than offset by Russia (partly due to inventory movements and the growth of illicit trade), Ukraine (due to market contraction following the excise-led price increase, leading to an increase in illicit trade), Italy (partly due to impact of higher prices) and France (following the excise-led price increase).

Market share was flat as increases in Kent, led by Ukraine, Turkey, Kazakhstan and regaining premium segment leadership in Russia and Rothmans (Ukraine, Russia, Poland, Spain, Bulgaria and Italy) was offset by the continued declines in Pall Mall (Poland, Germany and Belgium) and a decline in the low-priced portfolio in Russia. Total market share in Russia returned to growth in the second half of 2018, as the effects of the trade inventory movements normalised.

Our THP and vapour portfolio continued to expand, with glo now present in 12 countries in ENA, including Russia, Switzerland, Romania, Italy, Poland and Ukraine. Volume of vapour (devices and consumables) grew, notably in the UK (driven by Vype, Ten Motives and ViP), with market share up (in traditional retail) in France and Vype remaining the leading vapour brand in Germany. In November 2018, the Group further enhanced its capabilities with the acquisition of Germany’s leading vapour retail chain, Quantus Beteiligungs-und Beratungsgesellschaft mbH. Further launches and product developments are planned across the portfolio during 2019.

In oral, volume grew 44%, mainly driven by EPOK which is the fastest growing premium oral brand in both Norway (reaching 8% total oral market share in December 2018) and in Switzerland (achieving 17% total oral market share in December 2018). In Sweden, the Group launched Lyft, a tobacco-free product, achieving a 4.5% share of the total oral market in handlers.

Revenue

Reported revenue was down 1.7% against 2017 at £6,004 million as pricing across the region (notably in Romania, Russia, Germany and Ukraine) was more than offset by the impact of lower regional volume, continued excise absorption in France and the translational foreign exchange headwinds of approximately 5%.

Adjusted revenue, at constant rates, was £6,112 million, an increase of 3.5% on a representative basis. This excludes excise on bought-in goods, acquired and sold under short-term contract manufacturing arrangements which distorts revenue and operating margin on a temporary basis, and the impact of foreign exchange movements on revenue.

Profit from operations

Reported profit from operations grew 12.3% to £1,905 million. This was due to an improvement in the operating performance in Germany, Romania and Ukraine and a one-off charge of £69 million in 2017 in relation to a third party in Croatia that does not repeat in 2018. This more than offset a reduction in profit from operations in Russia (largely due to the impact of lower volume), the impact of excise absorption in France, restructuring costs incurred (largely in Germany related to the factory closure), significantly increased investment in PRRPs and the impact of foreign exchange on the reported results. Excluding adjusting items (related to the factory closure in Germany, amortisation of acquired brands, other costs related to the Group’s ongoing restructuring programme and the 2017 impairment in Croatia) and the impact of the foreign currency headwind, adjusted profit from operations at constant rates, on a representative basis was up 0.8%, at £2,217 million.

FINANCIAL INFORMATION AND OTHER

NET FINANCE COSTS

Net finance costs were £1,381 million, compared to £1,094 million in 2017, driven by the full year interest charge incurred in the year on borrowings of £47,509 million (2017: £49,450 million). Net adjusted finance costs increased by 56% or 59% on a constant currency basis.

Net finance (costs)/income comprise:

	2018	2017
	£m	£m

Finance costs	(1,484)	(1,197)
Finance income	103	103
Net finance costs	(1,381)	(1,094)

Less: adjusting items (see below)	(4)	205
Hedge ineffectiveness	-	9
Interest related to adjusting tax payables, see below	41	43
Acquisition of RAI	-	153
Gain arising due to hyperinflationary accounting	(45)	-

Net adjusted finance costs	(1,385)	(889)

Comprising:
Interest payable	(1,606)	(1,094)
Interest and dividend income	68	84
Fair value changes – derivatives	154	149
Exchange differences	(1)	(28)

Net adjusted finance costs	(1,385)	(889)
Impact of foreign exchange	(30)
Net adjusted finance costs (at constant rates of exchange)	(1,415)

In 2018, the Group incurred interest on adjusting tax payables of £41 million (2017: £43 million). This included interest of £25 million (2017: £25 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO), as described on page 41 and interest of £12 million in relation to retrospective guidance by a tax authority on overseas withholding tax.

Also in 2018, the Group recognised a monetary gain of £45 million related to the application of hyperinflationary accounting in Venezuela, as described on page 17. As this was not reflective of the underlying performance of the Group, this has been treated as an adjusting item.

In 2017, the Group incurred pre-financing costs related to the acquisition of RAI of £153 million. As this related to the pre-financing of the acquisition, and will not repeat, the costs were treated as an adjusting item.

Also in 2017, the Group realised a £9 million charge in relation to the reversal of a gain recognised in 2016, related to hedge ineffectiveness on external swaps following the referendum regarding “Brexit”. This was deemed to be adjusting as it is not representative of the underlying performance of the business.

All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 36.

RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s share of post-tax results of associates and joint ventures declined from £24,209 million to £419 million due to the acquisition of RAI in 2017 which is now reported as a wholly-owned subsidiary and the recognition of a gain of £23,288 million in 2017 arising from the acquisition, as the Group was deemed to have disposed of RAI as an associate. For the Group’s other main associate, ITC Ltd (ITC) in India, the Group’s share of post-tax results was in line with 2017 at £406 million (2017: £405 million) which was impacted by the foreign exchange headwind. Excluding the impact of translational foreign exchange of £32 million and adjusting items of £32 million (2017: £29 million) largely related to the deemed gain on dilution of the Group’s holding in ITC as described on page 33, on an adjusted constant rate basis, the Group’s share of post-tax results from ITC was an increase of 8.0% to £406 million.

TAXATION

	2018	2017
		Revised
	£m	£m
UK
- current year tax	66	26
- adjustment in respect of prior periods	(6)	-
Overseas
- current year tax expense	2,460	1,615
- adjustment in respect of prior periods	(5)	2
Current tax	2,515	1,643
Deferred tax	(374)	(9,772)
	2,141	(8,129)
Adjusting items (see below)	223	10,220
Net adjusted tax charge	2,364	2,091

The tax rate in the income statement was a charge of 25.6%, compared to a credit of 27.5% for the full year 2017. The credit in 2017 was due to the revaluation of net deferred tax liabilities following the change to the Federal tax rate in the US (£9.6 billion). The tax rate in 2018 is also affected by the inclusion of RAI as a wholly-owned subsidiary following the acquisition (in 2017 RAI was included within post tax results of associates until the acquisition date) and was also affected by the impact of the adjusting items referred to below.

The Group’s tax rate is also affected by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding this and the adjusting items referred to below, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 36 was 26.4% in 2018 (2017: 29.7%). A reconciliation from the tax rate in the income statement to the underlying to tax rate is provided on page 47.

Adjusting items relate to:

•	a £79 million credit due to changes in the US state tax rates in the year, relating to the revaluation of deferred tax liabilities arising on trademarks recognised on the RAI acquisition in 2017; and
•

a £55 million charge related to retrospective guidance by a tax authority in the ENA region regarding the application of overseas withholding tax between 2015 and 2017. A provision for the associated tax charge and £12 million of interest has been recognised.

As the above items are not reflective of the ongoing business, these have been recognised as adjusting items within taxation.

The adjusting tax item also includes £199 million (2017: £454 million) in respect of the taxation on other adjusting items, which are described on pages 31 and 32.

Refer to page 41 for the Franked Investment Income Group Litigation Order update.

CASH FLOW

In the Group’s cash flow, prepared in accordance with IFRS and presented on page 27, net cash generated from operating activities grew by 93% to £10,295 million (2017: £5,347 million) due to the cash generated by RAI and the timing of the MSA payment in the US. The Group’s conversion rate (as defined as net cash generated from operating activities as a proportion of profit from operations) increased from 83% to 111% in 2018.

BORROWINGS AND NET DEBT

Total borrowings were £47,509 million at 31 December 2018, a decrease of 3.9% (31 December 2017: £49,450 million) largely due to the repayment, on maturity, of a €400 million bond in March 2018 and three bonds totalling US$2,500 million in June 2018.

Eight series of US$ denominated unregistered bonds totalling US$17.25 billion were issued in August 2017 pursuant to Rule 144A with registration rights, whereby the Group committed to investors that the bonds would be exchangeable for registered notes. In October 2018, investors were offered to exchange their unregistered bonds for registered bonds in line with the registration rights. The exchange offer was completed in November 2018 with 99.7% of the bonds exchanged.

Total borrowings include £944 million (31 December 2017: £947 million) in respect of the purchase price adjustments related to the acquisition of RAI.

The Group remains confident in its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

Borrowings and Net Debt continued…

The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £44,351 million (31 December 2017: £45,571 million). A reconciliation of borrowings to net debt is provided below.

As at 31 December	2018	2017
	£m	£m

Total borrowings	(47,509)	(49,450)
Derivatives in respect of net debt:
Assets	647	640
Liabilities	(269)	(117)
Cash and cash equivalents	2,602	3,291
Current investments held at fair value	178	65
Net debt	(44,351)	(45,571)
Maturity profile of net debt:
Net debt due within one year	(1,447)	(2,048)
Net debt due beyond one year	(42,904)	(43,523)
Net debt	(44,351)	(45,571)

Impacting the carrying value of net debt at the balance sheet date are non-cash movements including, in 2017, the consolidation of RAI’s net debt (£9,915 million) as part of the acquisition, and a negative translational foreign exchange headwind due to the movement in sterling against the reporting currencies, largely US dollar, of £1,963 million (2017: £1,268 million tailwind).

Borrowings and Net Debt continued…

Adjusted net debt to adjusted EBITDA

For the purposes of assessing the Group’s ability to service and repay borrowings, the Group uses the ratio of adjusted net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit for the year (earnings) before net finance costs, taxation on ordinary activities, share of post-tax results of associates and joint ventures, depreciation, amortisation, impairment costs and other adjusting items.

The Group also adjusts net debt for the purchase price allocation adjustment to the debt as part of the acquisition of RAI as this is an accounting adjustment and does not reflect the enduring repayment of the instrument. The Group management board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how the Group’s financial capacity has changed over the year. The adjusted net debt position is provided below:

As at 31 December	2018	2017
	£m	£m

Net debt	(44,351)	(45,571)
Purchase price allocation (PPA) adjustment to acquired debt	944	947
Adjusted net debt	(43,407)	(44,624)

The Group’s ratio of adjusted net debt to adjusted EBITDA was 4.0x (2017: 5.3x). This was partly due to the recognition of a full year’s adjusted EBITDA from RAI and is also reflective of the Group’s improved adjusted earnings delivery, on a representative basis. The Group’s exposure to foreign exchange, particularly due to short term volatility around the reporting date, notably in relation to the US denominated borrowings, led to a headwind on the ratio. On a constant currency basis, adjusted net debt to adjusted EBITDA would have been approximately 3.6x.

The calculation of adjusted net debt to adjusted EBITDA is provided on page 48.

VENEZUELA

The macroeconomic environment continues to deteriorate in Venezuela. The results of our Venezuelan operations have been consolidated within the Group’s results, in line with IFRS by virtue of control by the Group.

In 2018, the European Securities and Markets Authority (ESMA) recognised the specific issues related to Venezuela and proposed that companies with exposure to Venezuela use an “estimated” exchange rate rather than the official exchange rate, as otherwise required under IAS 21. Accordingly, the Group has used an exchange rate calculated with reference to the estimated inflation since the latest dividend payment in 2010.

The net assets of the Group’s Venezuelan operations are subject to accounting adjustments under IAS 29 (Financial Reporting in Hyperinflationary Economies), as they are revalued, for accounting purposes, from their acquisition date to the balance sheet date. However, management believes that such a revaluation is not reflective of the recoverable value of those assets and have incurred an impairment charge of £110 million (within profit from operations). This charge has been treated as an adjusting item as it does not reflect the underlying performance of the Group. The Group has also recognised a gain of £45 million within net finance costs, being the partial counter-party to the above non-monetary asset movement, generating a monetary gain due to hyper-inflation accounting under IAS 29. This gain has been treated as an adjusting item as it does not reflect the underlying performance of the Group.

The financial results of Venezuela, in sterling, are immaterial to the Group’s reported financial performance at less than 0.5% of revenue, profit from operations and total assets.

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to pound sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average		Closing
	2018	2017	2018	2017
Australian dollar	1.786	1.681	1.809	1.730
Brazilian real	4.868	4.116	4.936	4.487
Canadian dollar	1.730	1.672	1.739	1.695
Euro	1.130	1.142	1.114	1.127
Indian rupee	91.227	83.895	88.916	86.343
Japanese yen	147.376	144.521	139.733	152.387
Russian rouble	83.677	75.170	88.353	77.880
South African rand	17.643	17.150	18.321	16.747
US dollar	1.335	1.289	1.274	1.353

RISKS AND UNCERTAINTIES

During the year, the Directors carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency, liquidity and viability. As part of that assessment, the risk relating to the inability to obtain price increases and the impact of price increases on consumer affordability thresholds is no longer considered a principal risk, as the likelihood has decreased following improved pricing delivery over recent years and through recognition that the RAI acquisition has resulted in better geographical diversity. Additionally, the risk related to tobacco and nicotine regulation was expanded to include other relevant areas of regulation related to the Group’s operations.

The principal Group risks and applicable sub-categories are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco, nicotine and other regulation inhibits growth strategy;
•	Market size reduction and consumer down-trading;
•	Litigation;
•	Geopolitical tensions;
•	Disputed taxes, interest and penalties;
•	Significant increases or structural changes in tobacco-related taxes;
•	Foreign exchange rate exposures;
•	Injury, illness or death in the workplace;
•	Solvency and liquidity; and
•	Inability to develop, commercialise and roll-out Potentially Reduced-Risk Products.

A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register will be included in the Annual Report and Form 20-F for the year ended 31 December 2018.

UPDATE ON ONGOING INVESTIGATION INTO MISCONDUCT ALLEGATIONS

As previously reported, we are investigating, through external legal advisers, allegations of misconduct and have been liaising with the UK’s Serious Fraud Office (“SFO”) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. We continue to co-operate with the SFO’s investigation. A sub-Committee of the Board has oversight of these matters, providing support for the investigation between Board meetings.

UPDATE ON QUEBEC CLASS ACTION

On 27 October 2015, the Quebec Court of Appeal made an Order for Security in the amount of CAD$984 million (approximately £566 million), of which Imperial Tobacco Canada’s (“ITCAN”) share was CAD$758 million (approximately £436 million) paid in seven equal quarterly instalments. The final payment was made in 2017, with the full value held on the Group’s balance sheet as a receivable subject to the outcome of the appeal. ITCAN appealed the substantive decision awarding CAD$15.6 billion (approximately £9 billion) to the plaintiffs, of which ITCAN’s share was CAD$10.4 billion (approximately £6 billion). This appeal was heard by a panel of five judges of the Quebec Court of Appeal on 21-25 November 2016. The decision is due to be released by the Court of Appeal on 1 March 2019 at 21.00 (GMT). As at the date of this release, no judgment has been made available by the Court of Appeal, there is no indication of the outcome and, consequently, there is no change to management’s assessment of the outcome of the appeal. The Group continues to recognise the value of the Order for Security as a receivable and with the outcome of the appeal against the substantive decision included as a contingent liability. Subject to the outcome of judgment, the Group will assess its response and will provide further guidance.

Please refer to “Contingent Liabilities and Financial Commitments” below (page 39) and the 2017 Annual Report and Form 20-F, note 28 Contingent Liabilities and Financial Commitments for a full discussion.

Additional information regarding the Court of Appeal’s decision and its anticipated impact on the Group will be included in the 2018 Annual Report and Form 20‐F.

BANGLADESH

On 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh reversed the decision of the High Court Division against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. The Attorney General’s Office has 30 days from receipt of the certified Court Order, which remains to be issued, in which to seek a review of this decision.

CHANGES TO THE MAIN BOARD

In September 2018, the Group announced that Nicandro Durante will retire as Chief Executive Officer on 1 April 2019.  Nicandro has served as the Group’s CEO for eight years.

It was also announced that Nicandro will be succeeded by Jack Bowles, who in anticipation of his appointment became Chief Executive Designate on 1 November 2018 and joined the Board of British American Tobacco p.l.c. on 1 January 2019.

On 12 December 2018, the Company announced that Lionel Nowell, III retired from the Board of British American Tobacco p.l.c. with effect from 12 December 2018. Lionel had served as a Non-Executive Director since July 2017 and was a member of the Audit and Nominations Committees from October 2017.

In a separate announcement today, the Company has announced that Ben Stevens will retire from the Board as Finance Director on 5 August 2019.  Ben joined BAT in 1990 and has served as Finance Director since 2008.

As also announced, Ben will be succeeded by Tadeu Marroco, currently Director, Group Transformation. Prior to his appointment to the Board as Finance Director on 5 August 2019, Tadeu will be appointed as Deputy Finance Director with effect from 1 March 2019, in addition to his current role.

CHANGES TO THE MANAGEMENT BOARD

As announced in October 2018, Andrew Gray, previously Chief Marketing Officer, stepped down from the Management Board at the end of December 2018 and was replaced by Kingsley Wheaton, previously Regional Director, Americas and Sub-Saharan Africa (AMSSA), with effect from 1 January 2019. As also previously announced in November 2018, Luciano Comin succeeded Kingsley Wheaton and was appointed Regional Director, AMSSA with effect from 1 January 2019.

On 14 December 2018, the Group announced a number of changes to the Management Board to accelerate the implementation of our established and successful strategy.  These included the creation of the following new Management Board roles, with effect from 1 January 2019:

I.

Director, New Categories. This role, reporting directly to the Chief Marketing Officer, has end-to-end accountability for driving growth, innovation, world-class brand building and consumer insights for our vapour, THP and modern oral categories.

II.

Director, Digital and Information. This role, reporting directly to the CEO, is responsible for driving digital transformation across the Group and further enhancing our digital consumer experience capabilities.

In addition, the roles of Chief Operating Officer and Group Business Development Director will cease to exist, with all four regions (USA, Europe and North Africa, Asia-Pacific and Middle East and Americas and Sub-Saharan Africa) reporting directly to the CEO.

In light of the above, the following appointments were made with effect from 1 January 2019:

•	Paul Lageweg was appointed as Director, New Categories;
•	Marina Bellini was appointed as Director, Digital and Information;
•

Tadeu Marroco, previously Regional Director, Europe and North Africa, was appointed to a new Management Board role, Director, Group Transformation. This role works closely with the Chief Executive Designate in this key phase of our transformation, to simplify our structure and processes. In addition to this role, Tadeu has been appointed as Deputy Finance Director with effect from 1 March 2019 and will succeed Ben Stevens as Finance Director on 5 August 2019;

•	Johan Vandermeulen, previously Regional Director, Asia-Pacific and Middle East, has succeeded Tadeu as Regional Director, Europe and North Africa;
•	Guy Meldrum was appointed to succeed Johan as Regional Director, Asia-Pacific and Middle East; and
•	Hae In Kim was appointed as Director, Talent and Culture Designate.

The Group also announced that:

•

Giovanni Giordano, currently Group Human Resources Director, will step down from the Management Board at the end of March 2019 and will be succeeded by Hae In Kim as Director, Talent and Culture on 1 April 2019; and

•	Naresh Sethi, currently Group Business Development Director, will step down from the Management Board at the end of March 2019, when his role will cease to exist.

CHANGES IN THE GROUP

In November 2018, the Group acquired Quantus Beteiligungs-und Beratungsgesellschaft mbH. The company trades as Highendsmoke and is Germany’s leading vapour retail chain, owns brands such as German Liquids and MIXD flavours, and has a retail footprint of around 100 stores. The acquisition was not material and no adjustments to the Group’s reported performance will be made. The Group did not complete any material acquisitions in the year.

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group for a consideration of £41.8 billion. RAI shareholders received, for each share of RAI common stock, US$29.44 in cash, without interest, and 0.5260 BAT ordinary shares which are represented by BAT American Depositary Shares (ADSs) listed on the New York Stock Exchange.

RAI ceased to be reported as an associate and has been consolidated as a wholly-owned subsidiary from the acquisition date.

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Propriety Limited, a South African e-cigarette/nicotine vapour company, conditional upon, amongst other things, anti-trust approval.  The proposed acquisition is subject to a South African Competition Tribunal process with a decision expected in 2019.

GOING CONCERN

A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this announcement.  Further information will be provided in the Strategic Report and in the notes to the financial statements, all of which will be included in the 2018 Annual Report and Form 20-F.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budget, plans and financing arrangements for the next three years, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

Financial Statements GROUP INCOME STATEMENT
	2018	2017
		Revised
	£m	£m
Revenue [1]	24,492	19,564
Raw materials and consumables used	(4,664)	(4,520)
Changes in inventories of finished goods and work in progress	114	(513)
Employee benefit costs	(3,005)	(2,679)
Depreciation, amortisation and impairment costs	(1,038)	(902)
Other operating income	85	144
Loss on reclassification from amortised cost to fair value	(3)	-
Other operating expenses	(6,668)	(4,682)
Profit from operations	9,313	6,412
Net finance costs	(1,381)	(1,094)
Finance income	103	103
Finance costs	(1,484)	(1,197)
Share of post-tax results of associates and joint ventures	419	24,209
Profit before taxation	8,351	29,527
Taxation on ordinary activities	(2,141)	8,129
Profit for the year	6,210	37,656

Attributable to:
Owners of the parent	6,032	37,485
Non-controlling interests	178	171
	6,210	37,656

Earnings per share
Basic	264.0p	1,833.9p
Diluted	263.2p	1,827.6p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 28 to 41 form an integral part of this condensed consolidated financial information.

[1] Revenue is net of duty, excise and other taxes of £38,553 million and £37,780 million for the years ended 31 December 2018 and 31 December 2017, respectively.

The results for the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See pages 28, 29, 54 and 55.

The loss on reclassification from amortised cost to fair value relates to IFRS 9 Financial Instruments, applied prospectively from 1 January 2018, as described on pages 28 and 29.

Financial Statements

GROUP STATEMENT OF COMPREHENSIVE INCOME

	2018	2017
		Revised
	£m	£m
Profit for the year (page 22)	6,210	37,656
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	3,099	(3,809)
Differences on exchange	3,868	(3,084)
Cash flow hedges
– net fair value losses	(58)	(264)
– reclassified and reported in profit for the year	17	109
– reclassified and reported in total assets	-	(16)
Investments held at fair value
– net fair value losses	-	(27)
Net investment hedges
– net fair value (losses)/gains	(472)	425
– differences on exchange on borrowings	(236)	(68)
Associates – share of OCI, net of tax	(38)	(918)
Tax on items that may be reclassified	18	34
Items that will not be reclassified subsequently to profit or loss:	115	681
Retirement benefit schemes
– net actuarial gains	138	833
– surplus recognition and minimum funding obligations	4	(6)
Associates – share of OCI, net of tax	6	25
Tax on items that will not be reclassified	(33)	(171)
Total other comprehensive income/(expense) for the year, net of tax	3,214	(3,128)
Total comprehensive income for the year, net of tax	9,424	34,528

Attributable to:
Owners of the parent	9,239	34,361
Non-controlling interests	185	167
	9,424	34,528

The accompanying notes on pages 28 to 41 form an integral part of this condensed consolidated financial information.

The results for the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See pages 28, 29, 54 and 55.

Financial Statements

GROUP STATEMENT OF CHANGES IN EQUITY

2018	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 31 December 2017 – revised	614	26,602	(3,392)	36,935	60,759	222	60,981
Accounting policy change (IFRS 9) – see pages 28 and 29	-	-	(9)	(29)	(38)	-	(38)
Revised balance at 1 January 2018	614	26,602	(3,401)	36,906	60,721	222	60,943
Total comprehensive income for the year comprising: (page 23)	-	-	3,090	6,149	9,239	185	9,424
Profit for the year (page 22)	-	-	-	6,032	6,032	178	6,210
Other comprehensive income for the year (page 23)	-	-	3,090	117	3,207	7	3,214
Cash flow hedges reclassified and reported in total assets	-	-	(22)	-	(22)	-	(22)
Employee share options
– value of employee services	-	-	-	121	121	-	121
– proceeds from shares issued	-	4	-	-	4	-	4
Dividends and other appropriations
– ordinary shares	-	-	-	(4,463)	(4,463)	-	(4,463)
– to non-controlling interests	-	-	-	-	-	(163)	(163)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(139)	(139)	-	(139)
Non-controlling interests – acquisitions	-	-	-	(11)	(11)	-	(11)
Other movements	-	-	-	(6)	(6)	-	(6)
Balance at 31 December 2018	614	26,606	(333)	38,557	65,444	244	65,688

2017 (Revised)	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2017	507	3,931	413	3,331	8,182	224	8,406
Total comprehensive (expense)/income for the year comprising: (page 23)	-	-	(3,805)	38,166	34,361	167	34,528
Profit for the year (page 22)	-	-	-	37,485	37,485	171	37,656
Other comprehensive (expense)/income for the year (page 23)	-	-	(3,805)	681	(3,124)	(4)	(3,128)
Employee share options
– value of employee services	-	-	-	105	105	-	105
– proceeds from shares issued	-	5	-	-	5	-	5
Dividends and other appropriations
– ordinary shares	-	-	-	(4,465)	(4,465)	-	(4,465)
– to non-controlling interests	-	-	-	-	-	(169)	(169)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(205)	(205)	-	(205)
Shares issued – RAI acquisition	107	22,666	-	-	22,773	-	22,773
Other movements	-	-	-	3	3	-	3
Balance at 31 December 2017	614	26,602	(3,392)	36,935	60,759	222	60,981

The accompanying notes on pages 28 to 41 form an integral part of this condensed consolidated financial information.

The results for the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See pages 28, 29, 54 and 55.

Financial Statements

GROUP BALANCE SHEET

	2018	2017
		Revised
	£m	£m
Assets
Non-current assets
Intangible assets	124,013	117,785
Property, plant and equipment	5,166	4,882
Investments in associates and joint ventures	1,737	1,577
Retirement benefit assets	1,147	1,123
Deferred tax assets	344	333
Trade and other receivables	685	756
Investments held at fair value	39	42
Derivative financial instruments	556	590
Total non-current assets	133,687	127,088

Current assets
Inventories	6,029	5,864
Income tax receivable	74	460
Trade and other receivables	3,588	4,053
Investments held at fair value	178	65
Derivative financial instruments	179	228
Cash and cash equivalents	2,602	3,291
	12,650	13,961
Assets classified as held-for-sale	5	5
Total current assets	12,655	13,966
Total assets	146,342	141,054

The accompanying notes on pages 28 to 41 form an integral part of this condensed consolidated financial information.

The results for the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See pages 28, 29, 54 and 55.

Financial Statements

GROUP BALANCE SHEET – cont…

	2018	2017
		Revised
	£m	£m
Equity – Capital and reserves
Share capital	614	614
Share premium, capital redemption and merger reserves	26,606	26,602
Other reserves	(333)	(3,392)
Retained earnings	38,557	36,935
Owners of the parent	65,444	60,759
Non-controlling interests	244	222
Total equity	65,688	60,981

Liabilities
Non-current liabilities
Borrowings	43,284	44,027
Retirement benefit liabilities	1,665	1,821
Deferred tax liabilities	17,776	17,129
Other provisions for liabilities	331	354
Trade and other payables	1,055	1,058
Derivative financial instruments	214	79
Total non-current liabilities	64,325	64,468

Current liabilities
Borrowings	4,225	5,423
Income tax payable	853	720
Other provisions for liabilities	318	399
Trade and other payables	10,631	8,908
Derivative financial instruments	302	155
Total current liabilities	16,329	15,605
Total equity and liabilities	146,342	141,054

The accompanying notes on pages 28 to 41 form an integral part of this condensed consolidated financial information.

The results for the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See pages 28, 29, 54 and 55.

Financial Statements

GROUP CASH FLOW STATEMENT

	2018	2017
		Revised
	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 34)	11,972	6,119
Dividends received from associates	214	903
Tax paid	(1,891)	(1,675)
Net cash generated from operating activities	10,295	5,347
Cash flows from investing activities
Interest received	52	83
Purchases of property, plant and equipment	(758)	(791)
Proceeds on disposal of property, plant and equipment	38	95
Purchases of intangibles	(185)	(187)
Purchases of investments	(320)	(170)
Proceeds on disposals of investments	167	160
Acquisition of Reynolds American Inc. net of cash acquired	-	(17,657)
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(32)	(77)
Proceeds on disposal of non-core business net of cash disposed	17	-
Net cash used in investing activities	(1,021)	(18,544)
Cash flows from financing activities
Interest paid	(1,559)	(1,114)
Proceeds from increases in and new borrowings	2,111	40,937
Inflows/(outflows) relating to derivative financial instruments	49	(406)
Purchases of own shares held in employee share ownership trusts	(139)	(205)
Reductions in and repayments of borrowings	(5,596)	(20,827)
Dividends paid to owners of the parent	(4,347)	(3,465)
Purchase of non-controlling interests	(11)	-
Dividends paid to non-controlling interests	(142)	(167)
Other	4	6
Net cash (used in)/from financing activities	(9,630)	14,759
Net cash flows (used in)/from operating, investing and financing activities	(356)	1,562
Differences on exchange	(138)	(391)
(Decrease)/increase in net cash and cash equivalents in the year	(494)	1,171
Net cash and cash equivalents at 1 January	2,822	1,651
Net cash and cash equivalents at year end	2,328	2,822
Cash and cash equivalents per balance sheet	2,602	3,291
Overdrafts and accrued interest	(274)	(469)
Net cash and cash equivalents at year end	2,328	2,822

The accompanying notes on pages 28 to 41 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items on pages 31 and 32, included in the above, are £601 million (31 December 2017: £685 million).

The results for the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See pages 28, 29, 54 and 55.

Notes to the Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information has been extracted from the Annual Report and Form 20-F, including the audited financial statements for the year ended 31 December 2018.  This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.

The Group has prepared its annual consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

These financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Annual Report for the year ended 31 December 2017, except as required to be revised for the implementation of accounting standards effective 1 January 2018, noted below.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised prior periods, as permitted by the Standard, to ensure comparability of the income statement across prior periods. This Standard has changed the way the Group accounts for consideration payable to customers, and requires certain payments to indirect customers, previously shown as marketing expenses, to be shown as deductions from revenue. This has reduced revenue for the twelve months to 31 December 2017 by £664 million, with a corresponding reduction in operating costs. In addition, due to the timing of the recognition of certain payments to indirect customers, revenue and operating profit for the twelve months ended 31 December 2017 has been reduced by a further £64 million.

In addition, with effect from 1 January 2018, the Group has adopted IFRS 9 Financial Instruments with no revision of prior periods, as permitted by the Standard. The cumulative impact of adopting the Standard, including the effect of tax entries, has been recognised as a revision of opening reserves in 2018, and is £38 million arising from the impairment of financial assets under the expected loss model required under IFRS 9, which accelerates recognition of potential impairment on loans and trade receivables when compared with the incurred loss model under IAS 39. A simplified “lifetime expected loss model” has been used for balances arising as a result of revenue recognition, as permitted by the Standard, by applying a standard rate of provision on initial recognition of trade debtors based upon the Group’s historical experience of credit loss modified by expectations of the future, and increasing this provision to take account of overdue receivables. Applying the requirements of IFRS 9 has resulted in a decrease of trade and other debtors of £45 million as at 1 January 2018.

Notes to the Financial Statements

Accounting policies and basis of preparation cont…

IFRS 9 also changes the classification and measurement of financial assets. The category of available-for-sale investments (where fair value changes were deferred in reserves until disposal of the investment) has been replaced with the category of financial assets at Fair Value through Profit and Loss (for most investments) and the category of financial assets at Fair Value through Other Comprehensive Income (for qualifying equity investments). The available-for-sale reserve at 1 January 2018 has been reclassified as appropriate into retained earnings. In addition, certain loans and receivables which do not meet the recognition and measurement tests for amortised cost classification under IFRS 9 have been reclassified as financial assets at Fair Value through Profit and Loss at the same date.

Given the immateriality of the various investment classes and to avoid clutter on the face of the balance sheet, the Group will use the term “investments held at fair value” to refer to all of these financial assets both pre- and post- the adoption of IFRS 9.

Further details on the impact on the Group’s balance sheet of these changes are provided on page 38. The Group has adopted the hedge accounting requirements of IFRS 9 prospectively from 1 January 2018.

In addition, with effect from 1 January 2018, the Group has changed certain estimates of useful economic lives for plant and machinery across the Group, harmonising depreciation rates used by the International Businesses and by RAI from 14 years and 30 years, respectively, to a standard 20-year life. The effect of the change is not material to the Group and is estimated to be £66 million for the year. RAI recognised an impairment charge of £13 million in compliance with the new estimate.

ADJUSTING ITEMS

Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share,  all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share.

Notes to the Financial Statements

ANALYSIS OF REVENUE BY SEGMENT

	2018					2017
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Revised*	Adj Items[1]	Adjusted
Revenue	£m	£m	£m	£m	£m	£m	£m	£m
US	9,495	-	9,495	343	9,838	4,160	-	4,160
APME	4,882	-	4,882	368	5,250	4,973	-	4,973
AMSSA	4,111	-	4,111	449	4,560	4,323	-	4,323
ENA	6,004	(180)	5,824	288	6,112	6,108	(258)	5,850
Total Region	24,492	(180)	24,312	1,448	25,760	19,564	(258)	19,306

ADJUSTING ITEMS INCLUDED IN REVENUE

Adjusting items in revenue relate to certain third-party contract manufacturing arrangements. The Group will acquire and sell goods inclusive of excise, acquired from a third party under short-term arrangements, and then passed on to customers. This increases both revenue and cost of sales, with no impact to profit from operations but distorts operating margin. To better reflect the underlying performance of the Group, this uplift from excise in both revenue and cost of sales has been adjusted for, given the temporary nature of the arrangement.

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	2018					2017
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Revised*	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Profit from Operations
US	4,006	505	4,511	175	4,686	1,165	763	1,928
APME	1,858	90	1,948	151	2,099	1,902	147	2,049
AMSSA	1,544	194	1,738	184	1,922	1,648	134	1,782
ENA	1,905	245	2,150	67	2,217	1,697	473	2,170
Total Region	9,313	1,034	10,347	577	10,924	6,412	1,517	7,929
Net finance costs	(1,381)	(4)	(1,385)	(30)	(1,415)	(1,094)	205	(889)
Associates and joint ventures	419	(32)	387	33	420	24,209	(23,197)	1,012
Profit before tax	8,351	998	9,349	580	9,929	29,527	(21,475)	8,052
Taxation	(2,141)	(223)	(2,364)	(144)	(2,508)	8,129	(10,220)	(2,091)
Non-controlling interests	(178)	(6)	(184)	(6)	(190)	(171)	(4)	(175)
Profit attributable to shareholders	6,032	769	6,801	430	7,231	37,485	(31,699)	5,786
Diluted number of shares (m)	2,292		2,292		2,292	2,051		2,051
Diluted earnings per share (pence)	263.2		296.7		315.5	1,827.6		282.1

Notes to the analysis of revenue and profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.
*

2017 results have been revised for the impact of IFRS 15 (Revenue from Contracts with Customers), effective 1 January 2018 with retrospective application, and for the change to the regions, effective 1 January 2018, as previously announced.

Notes to the Financial Statements

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Full details of the Group’s adjusting items will be included in the Annual Report and Form 20-F for the year ended 31 December 2018.

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the new operating model. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. The new operating model includes revised organisation structures, standardised processes and shared back office services underpinned by a global single instance of SAP. These initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used. The costs of these initiatives, together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2018	2017
	£m	£m

Employee benefit costs	176	193
Depreciation and impairment costs	48	85
Other operating expenses	145	330
Other operating income	(6)	(8)
Total	363	600

The adjusting charge in 2018 relates to the integration costs associated with the acquisition of RAI and ongoing costs of implementing the revisions to the Group’s operating model. This includes the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the downsizing activities in Germany, Russia and in APME, partially offset by the income from sale of certain assets that have become available as part of the downsizing activities.

Restructuring and integration costs in 2017 include advisor fees and costs incurred related to the acquisition of the shares in RAI not already owned by the Group, the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover certain integration costs related to the acquisition of RAI, factory closure and downsizing activities in Germany and Malaysia, certain exit costs and asset write-offs related to the withdrawal from the Philippines.

(b) Amortisation and impairment of trademarks and similar intangibles

Acquisitions including RAI, TDR and Skandinavisk Tobakskompagni in previous years, have resulted in the capitalisation of trademarks and similar intangibles that are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £377 million (2017: £383 million) is included in depreciation, amortisation and impairment costs in the income statement.

(c) Fox River

In 2011, a Group subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River. On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River. Based on this Funding Agreement in 2018, £30 million has been paid (2017: £25 million).

Notes to the Financial Statements

Adjusting items included in profit from operations cont…

In January 2017, NCR and Appvion entered into a Consent Decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017.  The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree that should bring an end to all litigation concerning the Fox River clean-up. The Consent Decree is expected to be approved by the US District Court for the Eastern District of Wisconsin before the end of the second quarter of 2019. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments above, with the provision standing at £108 million at 31 December 2018 (31 December 2017: £138 million).

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million (approximately £121 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$180 million (approximately £145 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the U.K. Supreme Court.  The Group is considering its further appeal options. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

(d) Other

In 2018, the Group incurred £294 million (2017: £534 million) of other adjusting items, including £178 million related to Engle progeny litigation offset by credits related to the Non-Participating Manufacturers settlement, which have been adjusted within “other operating expenses”.

The net assets of the Group’s Venezuelan operations are subject to accounting adjustments under IAS 29, Financial Accounting in Hyperinflationary Economies, as they are revalued, for accounting purposes, from their acquisition date to the balance sheet date. As discussed on page 17, this leads to an increase in the sterling carrying value that does not reflect the recoverable value of those assets. Accordingly, an impairment charge of £110 million has been recognised and treated as an adjusting item within “depreciation, amortisation and impairment costs”.

In 2017, the release of the fair value acquisition accounting adjustments to finished goods inventories of £465 million has been adjusted within “changes in inventories of finished goods and work in progress”.

Also included in 2017 is the impairment of certain assets (£69 million) related to a third-party distributor (Agrokor) in Croatia, that has been adjusted within “other operating expenses”.

ADJUSTING ITEMS INCLUDED IN NET FINANCING COSTS

In 2018, the Group incurred interest on adjusting tax payables of £41 million (2017: £43 million). This includes interest of £25 million (2017: £25 million) in relation to FII GLO, as described on page 41 and interest of £12 million related to retrospective guidance by a tax authority on overseas withholding tax. Also in 2018, the Group recognised a monetary gain of £45 million related to the application of hyperinflationary accounting in Venezuela, as described on page 17.

Notes to the Financial Statements

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The following is a summary of the adjusting items incurred in respect of the Group’s associates and joint ventures, shown reflecting the Group’s share of post-tax results:

	2018	2017
	£m	£m

Gain on deemed disposal of RAI as an associate	-	23,288
Costs incurred by RAI related to its acquisition by BAT	-	(33)
Other adjusting items incurred by RAI pre-acquisition	-	(60)
Tisak/Agrokor adjustment	-	(27)
Reversal of tax claim in ITC	10	-
Dilution of interest in ITC	22	29
Total	32	23,197

The Group’s interest in ITC decreased from 29.71% to 29.57% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme.  The issue of these shares and change in the Group’s share of ITC resulted in a gain of £22 million (2017: £29 million), which is treated as a deemed partial disposal and included in the income statement. ITC also recognised an adjusting gain related to the release of certain provisions related to a tax claim, the Group’s share of which, net of tax, was £10 million.

In 2017, the Group is deemed to have disposed of its shares in RAI as an associate and acquired RAI as a wholly owned subsidiary, with a gain on the disposal of £23,288 million.

In 2017, in the period prior to the acquisition, RAI incurred costs in relation to the acquisition of the remaining shares not already owned by BAT, the Group’s share of which was £33 million, net of tax and deferred tax charges in respect of temporary differences on trademarks, the Group’s share of which was £18 million. RAI also incurred restructuring charges the Group’s share of which was £14 million, net of tax (2016: £7 million net of tax), and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges, the Group’s share of which was £32 million, net of tax (2016: £17 million, net of tax). Additionally, in the period prior to acquisition, there was income related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £4 million net of tax (2016: £2 million, net of tax). Also in 2017, the Group impaired the carrying value of its investment in Tisak d.d (Tisak) by £27 million, due to a deterioration in the financial performance linked to the financial difficulties associated with a third-party distributor (Agrokor) in Croatia.

The share of post-tax results of associates and joint ventures is after the adjusting items shown above which are excluded from the calculation of adjusted earnings per share as set out on page 36.

ADJUSTING ITEMS INCLUDED IN TAXATION

Adjusting items relate to a £79 million credit due to changes in the US State tax rates in the year, relating to the revaluation of deferred tax liabilities arising on trademarks recognised on the RAI acquisition in 2017 and a £55 million charge related to retrospective guidance by a tax authority in the ENA region regarding the application of overseas withholding tax between 2015 and 2017. A provision for the associated tax charge and £12 million of interest has been recognised.

As the above items are not reflective of the ongoing business, these have been recognised as adjusting items within taxation. The adjusting tax item also includes £199 million (2017: £454 million) in respect of the taxation on other adjusting items, which are described on pages 31 and 32.

In 2017, the Group also recognised a deferred tax credit of £9,620 million relating to the changes in tax rates in the US.

Notes to the Financial Statements

CASH FLOW

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 27 includes the following items:

	2018	2017
		Revised
	£m	£m

Profit from operations	9,313	6,412
Depreciation, amortisation and impairment	1,038	902
(Increase)/decrease in inventories	(192)	1,409
Decrease/(increase) in trade and other receivables	502	(732)
Increase in amounts recoverable in respect of the Quebec Class Action	-	(130)
Increase/(decrease) in provision for MSA	1,364	(934)
Increase/(decrease) in trade and other payables	123	(685)
Decrease in net retirement benefit liabilities	(100)	(131)
Decrease in other provisions	(107)	(78)
Other non-cash items	31	86
Cash generated from operating activities	11,972	6,119
Dividends received from associates	214	903
Tax paid	(1,891)	(1,675)
Net cash generated from operating activities	10,295	5,347

Net cash generated from operating activities increased by £4,948 million due to the cash generated from operating activities by RAI in 2018 and the timing impact of the MSA payment that was made in 2017 (£1.4 billion) which depressed the cash generated in the prior year. These more than offset the reduction in dividends received from associates, predominantly being RAI’s dividend to the Group in 2017 prior to the acquisition. Other movements include:

•	The increase in inventory in 2018 was predominantly related to the timing of leaf purchases and inventory movements in Romania, Turkey and Russia;
•	Trade and other receivables were lower due to an increase in factoring of £301 million and improved trade terms;
•	The increase in trade and other payables was driven by higher excise payables which are impacted by the timing of inventory movements in the supply chain; and
•	The final quarterly payments in relation to the Quebec Class Action in 2017.

Expenditure on research and development was approximately £258 million in 2018 (2017: £191 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities

Net cash used in investing activities declined by £17,523 million to £1,021 million (2017: £18,544 million) as the prior year included the acquisition of shares in RAI not already owned by the Group.

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2018, the Group invested £883 million, an increase of 2.4% on the prior year (2017: £862 million).

The Group expects gross capital expenditure in 2019 of £872 million mainly related to the ongoing investment in the Group’s operational infrastructure including the expansion of our PRRP portfolio.

Notes to the Financial Statements

Cash flow cont…

Net cash used in financing activities

Net cash used in financing activities was an outflow of £9,630 million in 2018 (2017: £14,759 million inflow). The 2018 outflow was mainly due to the payment of a €0.4 billion bond (in March 2018) and three bonds totalling US$2.5 billion (in June 2018) at maturity, the repayment of £0.6 billion (in January 2018), that was drawn under the revolving credit facility in 2017. The 2018 outflow also included the higher dividend payment of £4,347 million (2017: £3,465 million) due to the higher dividend per share and the increase in share capital. The inflow in 2017 noted above, was principally due to the debt taken on related to the acquisition of RAI.

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury function.

The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2018, the average centrally managed debt maturity of bonds was 8.8 years (31 December 2017: 9.2 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.4% (31 December 2017: 13.2%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook) respectively, with a medium-term target of Baa1/BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

All contractual borrowing covenants have been met and these covenants are not expected to inhibit the Group’s operations or funding plans. The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of 4.5 times. The Group targets a gross interest cover, as calculated under its key central banking facilities, of greater than 5 times. For 2018, it was 7.2 times (2017: 7.8 times).

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 31 December 2018, the relevant ratios of floating* to fixed rate borrowings were 21:79 (2017: 19:81) on a net basis.

It is Group policy that short-term sources of funds (including drawings under both the US$4 billion commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 31 December 2018, the outstanding commercial paper was £536 million (31 December 2017 £1.2 billion).

In July 2018, the Group exercised a one-year extension option for the £3 billion 364-day revolving credit facility, extending the final maturity to 2019. The Group also has access to a £3 billion revolving credit facility with a maturity date in 2021. These facilities were undrawn at 31 December 2018 (31 December 2017: £600 million drawn).

* The Group has evaluated its floating rate debt maturing after 2021 in connection with the potential discontinuation of LIBOR after 2021 as a result of the UK Financial Conduct Authority’s announcement on 27 July 2017. The Group believes that its contracts with interest rates based on LIBOR adequately provide for alternate calculations of interest in the event that LIBOR is unavailable. Although these alternative calculations may cause an administrative burden, the Group does not believe that it would materially adversely affect the Group or its ability to manage its interest rate risk.

Notes to the Financial Statements

RELATED PARTY DISCLOSURES

The Group’s related party transactions and relationships for 2017 were disclosed on page 170 of the Annual Report and Form 20-F for the year ended 31 December 2017. In the year ended 31 December 2018, there were no material changes in related parties or related party transactions. Full details of the Group’s related party transactions as at 31 December 2018 will be included in the Annual Report and Form 20-F for the year ended 31 December 2018.

EARNINGS PER SHARE

Basic earnings per share were 86% lower at 264.0p (2017: 1,833.9p) as the prior year benefited from both a credit (£9.6 billion) in relation to the US tax reforms in that year and a gain related to the deemed disposal of the Group’s associate holding in RAI as part of the acquisition of that company of £23.3 billion. Excluding these and before other adjusting items, adjusted diluted earnings per share grew by 5.2% to 296.7p (2017: 282.1p) as the Group’s improved operating performance was partially offset by the higher interest charges, reduced profit from associates and joint ventures and the foreign exchange headwind on both a transactional and translational basis.  On a constant translational foreign exchange basis, adjusted diluted earnings per share were 11.8% higher at 315.5p.

	2018	2017
		Revised
	pence	pence
Earnings per share
- basic	264.0	1,833.9
- diluted	263.2	1,827.6
Adjusted earnings per share
- basic	297.6	283.1
- diluted	296.7	282.1
Headline earnings per share
- basic	269.9	699.8
- diluted	269.1	697.3

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 31 to 33):

	2018	2017
		Revised
	pence	pence
Diluted earnings per share	263.2	1,827.6
Effect of restructuring and integration costs	12.2	22.8
Effect of amortisation of trademarks and similar intangibles	13.0	14.3
Effect of hyperinflation on Venezuela’s retained earnings	2.8	-
Effect of retrospective guidance on overseas withholding tax	2.4	-
Effect of other adjusting items	6.1	17.1
Effect of associates’ adjusting items	(1.4)	(1,131.0)
Effect of other adjusting items in net finance costs	1.8	7.5
Effect of adjusting items in respect of deferred taxation	(3.4)	(476.2)
Adjusted diluted earnings per share	296.7	282.1

Notes to the Financial Statements

Earnings per share cont…

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements.  It is calculated in accordance with Circular 4/2018 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	2018	2017
		Revised
	pence	pence
Diluted earnings per share	263.2	1,827.6
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	7.5	6.9
Effect of gains on disposal of property, plant and equipment and held-for-sale assets (net of tax)	(0.3)	(1.7)
Issue of shares and changes in shareholding of associates	(1.0)	(1.4)
Gain on deemed disposal of an associate (RAI)	-	(1,135.4)
Other (net of tax)	(0.3)	1.3
Diluted headline earnings per share	269.1	697.3

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	2018	2017
		Revised
	£m	£m
Earnings	6,032	37,485
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	173	144
Effect of gains on disposal of property, plant and equipment and held-for-sale assets (net of tax)	(7)	(35)
Issue of shares and changes in shareholding of associates	(22)	(29)
Gain on deemed disposal of an associate (RAI)	-	(23,288)
Other (net of tax)	(8)	27
Headline earnings	6,168	14,304

The earnings per share are based on:

	2018		2017
	Earnings	Shares	Earnings	Shares
			Revised
Earnings per share	£m	m	£m	m
- basic	6,032	2,285	37,485	2,044
- diluted	6,032	2,292	37,485	2,051
Adjusted earnings per share
- basic	6,801	2,285	5,786	2,044
- diluted	6,801	2,292	5,786	2,051
Headline earnings per share
- basic	6,168	2,285	14,304	2,044
- diluted	6,168	2,292	14,304	2,051

Notes to the Financial Statements

IMPLEMENTATION OF IFRS 15 and IFRS 9

	31 December 2017			Impact of IFRS 9		01 Jan 2018
	Reported	Adoption of IFRS 15	Revised	Financial assets reclass	Expected loss impairment	Revised for IFRS 9
	£m	£m	£m	£m	£m	£m

Assets
Non-current assets
Deferred tax assets	317	16	333	-	7	340
Trade and other receivables	756	-	756	(2)	-	754
Investments held at fair value	42	-	42	2	-	44
Other	125,957	-	125,957	-	-	125,957
Total non-current assets	127,072	16	127,088	-	7	127,095

Current assets
Trade and other receivables	4,053	-	4,053	(144)	(45)	3,864
Investments held at fair value	65	-	65	144	-	209
Other	9,848	-	9,848	-	-	9,848
Total current assets	13,966	-	13,966	-	(45)	13,921
Total assets	141,038	16	141,054	-	(38)	141,016

Equity
Capital and reserves
Share capital	614	-	614	-	-	614
Share premium, capital redemption and merger reserves	26,602	-	26,602	-	-	26,602
Other reserves	(3,395)	3	(3,392)	(9)	-	(3,401)
Retained earnings	36,983	(48)	36,935	9	(38)	36,906
Owners of the parent	60,804	(45)	60,759	-	(38)	60,721
Non-controlling interests	222	-	222	-	-	222
Total equity	61,026	(45)	60,981	-	(38)	60,943

Liabilities
Non-current liabilities
Other	64,468	-	64,468	-	-	64,468
Total non-current liabilities	64,468	-	64,468	-	-	64,468

Current liabilities
Trade and other payables	8,847	61	8,908	-	-	8,908
Other	6,697	-	6,697	-	-	6,697
Total current liabilities	15,544	61	15,605	-	-	15,605
Total equity and liabilities	141,038	16	141,054	-	(38)	141,016

Notes to the Financial Statements

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below and are further described in Note 28 to the 2017 Annual Report and Accounts and Form 20-F. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgment. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that may proceed to litigation in a number of countries including Brazil, South Africa and the Netherlands. In the Netherlands, the Dutch tax authority has issued a number of assessments on various issues across the years 2003 to 2016 in relation to various intragroup transactions. The assessments amount to an aggregate net liability across these periods of £902 million covering tax, interest and penalties. The Group believes that it has good grounds of defence against all these issues and has appealed against the assessments in full.

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court in Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. The Attorney General has 30 days from receipt of the certified Court Order (which remains to be received) in which to seek a review of this decision.

The Group is also appealing the ruling in respect of sales taxes and penalties in South Korea.

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought and are proceeding in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (approximately £5.7 billion) and CAD$118 billion (approximately £68 billion). Legislation in two of the three territories has received the Royal Assent but is not yet in force. On 15 June 2018, the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £161 billion) and CAD$630 billion (approximately £362 billion) in 2016/2017 dollars for the period 1954 – 2060. The province has amended its Statement of Claim to claim damages of CAD$330 billion (approximately £190 billion) from CAD$50 billion (approximately £28.8 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD $9.4-10.9 billion in damages (approximately £5.4 billion - £6.3 billion) in respect of environmental tobacco smoke. No trial date has been set.

In respect of the Quebec class action, the plaintiffs were awarded damages and interest in the amount of CAD$15.6 billion (approximately £9 billion), of which the Group companies’ share is CAD$10.4 billion (approximately £6 billion). The class actions are currently under appeal. In 2015, the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share is CAD $758 million (approximately £436 million), which has been paid in full to the Court escrow account as required by the judgment. ITCAN continues to retain strong legal grounds to appeal the original judgment. No charge against profit has been made with regards to the deposit, as ITCAN continues to assess that the deposits are fully recoverable upon a successful appeal of the original judgment. The decision is due to be released by the Court of Appeal on 1 March 2019 at 21.00 (GMT). As at the date of this release, no judgment has been made available by the Court of Appeal, there is no indication of the outcome and, as such, there is no change to management’s assessment of the outcome of the appeal. The Group continues to recognise the value of the Order for Security as a receivable and with the outcome of the appeal against the substantive decision included as a contingent liability. Subject to the outcome of judgment, the Group will assess its response and will provide further guidance.

As at 31 December 2018 the Group’s subsidiary, R. J. Reynolds Tobacco Company (“RJRT”), had been served in 2,268 pending Engle progeny cases filed on behalf of approximately 2,841 individual plaintiffs. Many of these are in active discovery or nearing trial. In 2018, RJRT or Lorillard Tobacco has paid judgments in 33 Engle progeny cases. Those payments totalled US$333 million (approximately £261 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys' fees and statutory interest. In addition, since 1 January 2016 through to 31 December 2018, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco Company for US$159.1 million (approximately £125 million) in compensatory damages (as adjusted) and US$182.6 million (approximately £143 million) in punitive damages. A significant majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £157 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, RJRT will likely be required to bond and pay additional judgments as the litigation proceeds.

In respect of Fox River, on 6 February 2019 the English Court of Appeal affirmed the High Court’s 2016 and 2017 rulings against Sequana. Sequana is therefore liable to pay around US$180 million (approximately £141 million) plus costs to a Group subsidiary.  Both sides were refused permission to make a further appeal to the U.K. Supreme Court.  The Group is considering its further appeal options.

Investigations

As previously reported by the Group, it has been investigating, through external legal advisors, allegations of misconduct and has been liaising with the UK’s Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. The Group continues to co-operate with the SFO’s investigation.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

The outcomes of these matters will be decided by the relevant authorities or, if necessary, the courts. It is too early to predict the outcomes, but these could include the prosecution of individuals and/or of a Group company or companies. Accordingly, the potential for fines, penalties or other consequences cannot currently be assessed. As the investigation is ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Summary

Having regard to all these matters, with the exception of Fox River and potentially certain Engle progeny cases, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group.

Full details of the litigation against Group companies and tax disputes as at 31 December 2018 will be included in the Annual Report and Form 20-F for the year ended 31 December 2018. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments to date in 2018 that would impact on the financial position of the Group.

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. Full details will be provided in the 2018 Annual Report and Accounts and Form 20-F. The Supreme Court judgment in the CFC & Dividend Group Litigation Order, of which Prudential is the test case, was delivered on 25 July 2018. Applying the Prudential judgment reduces the value of the FII claim to approximately £0.6 billion, mainly as the result of the application of simple interest.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt which, net of the £261 million deduction by HMRC, is held as deferred income.  Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £25 million in respect of 2018 (2017: £25 million) accruing on the balance, which was also treated as an adjusting item.

RETIREMENT BENEFIT SCHEMES

The Group’s subsidiaries operate over 190 retirement benefit arrangements worldwide. The majority of the scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The present value of total funded scheme liabilities as at 31 December 2018 was £11,317 million (2017: £11,868 million), while unfunded scheme liabilities amounted to £1,106 million (2017: £1,157 million). The fair value of scheme assets declined from £12,350 million in 2017 to £11,925 million in 2018. The overall net liability for all pension and healthcare schemes in Group subsidiaries amounted to £518 million at the end of 2018, compared to £698 million at the end of 2017.

The reduction in the net liability position was due to the change in the discount rates used in the valuation of retirement benefit scheme liabilities and company contributions to the pension schemes, partly offset by market movements on the asset values.

Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments.

Other Information

DIVIDENDS

The Board has declared an interim dividend of 203.0p per ordinary share of 25p, for the year ended 31 December 2018, payable in four equal quarterly instalments of 50.75p per ordinary share in May 2019, August 2019, November 2019 and February 2020. This represents an increase of 4.0% on 2017 (2017: 195.2p per share), and a payout ratio, on 2018 adjusted diluted earnings per share, of 68.4%.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record dates set out under the heading ‘Key Dates’ below.

General dividend information

Under IFRS, the dividend is recognised in the year that it is declared or, if required, approved by shareholders. Therefore, the 2018 accounts reflect the four quarterly dividends that were confirmed by the Directors in the period, which, in total amount to 195.2p (£4,463 million (2017: 218.2p - £4,465 million)).

	2018		2017
Dividends declared:	Pence per share	USD per ADS	Pence per share	USD per ADS
Interim	-	-	56.5	0.758569
Final 2016	-	-	118.1	1.523938
2017 second interim dividend	-	-	43.6	0.606868
2018 Quarterly payment 1	48.8	0.661142
2018 Quarterly payment 2	48.8	0.628153
2018 Quarterly payment 3	48.8	0.621712
2018 Quarterly payment 4	48.8	0.632496
	195.2	2.543503	218.2	2.889375

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (“ADR”) programme in respect of each quarterly dividend payment.

South Africa Branch Register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Dividends cont…

Key dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable.  All dates are 2019, unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	28 February 2019
Publication of finalisation information (JSE)	11 March	18 June	23 September	12 December
No removal requests permitted between the UK main register and the South Africa branch register	11 March to 22 March (inclusive)	18 June to 28 June (inclusive)	23 September to 4 October (inclusive)	12 December to 27 December (inclusive)
Last Day to Trade (LDT) cum dividend (JSE)	18 March	25 June	1 October	20 December
Shares commence trading ex-dividend (JSE)	19 March	26 June	2 October	23 December
No transfers permitted between the UK main register and the South Africa branch register	19 March to 22 March (inclusive)	26 June to 28 June (inclusive)	2 October to 4 October (inclusive)	23 December to 27 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	19 March to 22 March (inclusive)	26 June to 28 June (inclusive)	2 October to 4 October (inclusive)	23 December to 27 December (inclusive)
Shares commence trading ex-dividend (LSE)	21 March	27 June	3 October	24 December
Shares commence trading ex-dividend (NYSE)	21 March	27 June	3 October	26 December
Record date (JSE, LSE and NYSE)	22 March	28 June	4 October	27 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	12 April	18 July	24 October	16 January 2020
Payment date (LSE and JSE)	8 May	8 August	14 November	6 February 2020
ADS payment date (NYSE)	13 May	13 August	19 November	11 February 2020

Other Information

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share which are before the impact of adjusting items and are reconciled from revenue, profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. The Group also provides other non-GAAP measures of net debt, adjusted net debt and the ratio of adjusted net debt to adjusted EBITDA, which the Group uses to monitor its financial position.

Where appropriate, the Group is also presenting (as a supplement to the results) the 2018 performance against 2017, as though the Group had owned the acquisitions made in 2017 for the whole of that year, and including certain additional adjusting items related to the acquired companies including the RAI companies. Comparison of results on this basis are termed “on a representative basis” and provide shareholders with a results comparison representative of the position as if the Group had owned the acquisitions throughout 2017 and 2018.

Results on a representative basis are not deemed to be equivalent to pro forma financial information as they are derived from an adjusted measure, which will exclude the adjusting items that may arise in the context of a pro forma presentation due to requirements such as purchase price allocation adjustments (to inventory, amortisation of the fair value adjustment to debt and the amortisation of trademarks).

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information

Non-GAAP measures cont…

The Group also presents net debt and adjusted net debt, non-GAAP measures, on pages 15 and 16. The Group uses adjusted net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt and adjusted net debt have limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt and adjusted net debt are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 4/2018 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants.  These are shown on pages 36 and 37.

The Group also presents underlying tax rate, a non-GAAP measure, on page 14 and page 47. The Group uses underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Other Information

Non-GAAP measures cont…

Adjusted Revenue

Definition: Revenue before the impact of adjusting items.
	2018	2017
		Revised
	£m	£m
Revenue	24,492	19,564
Less: Excise on goods bought-in on short-term arrangements	(180)	(258)
Adjusted revenue	24,312	19,306
Impact of foreign exchange	1,448	-
Adjusted revenue re-translated at 2017 exchange rates	25,760	19,306
Impact of acquisitions	-	5,577
Adjusted revenue on a representative basis, at constant exchange rates	25,760	24,883

Adjusted profit from operations

Definition: Profit from operations before the impact of adjusting items.
	2018	2017
		Revised
	£m	£m
Profit from operations	9,313	6,412
Restructuring and integration costs	363	600
Amortisation and impairment of trademarks and similar intangibles	377	383
Fair value movements in stock	-	465
Fixed asset impairment in hyperinflationary economies	110	-
Other adjusting items	184	69
Adjusted profit from operations	10,347	7,929
Impact of foreign exchange	577	-
Adjusted profit from operations re-translated at constant exchange rates	10,924	7,929
Impact of acquisitions[9]	-	2,578
Adjusted profit from operations on a representative basis, at constant exchange rates	10,924	10,507

Adjusted diluted earnings per share, at constant rates of exchange

Definition: diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange.
	2018	2017
		Revised
	pence	pence
Diluted earnings per share	263.2	1,827.6
Effect of restructuring and integration costs	12.2	22.8
Effect of amortisation of trademarks and similar intangibles	13.0	14.3
Effect of hyperinflation on Venezuela’s retained earnings	2.8	-
Effect of retrospective guidance on overseas withholding tax	2.4	-
Effect of other adjusting items	6.1	17.1
Effect of associates’ adjusting items	(1.4)	(1,131.0)
Effect of other adjusting items in net finance costs	1.8	7.5
Effect of adjusting items in respect of deferred taxation	(3.4)	(476.2)
Adjusted diluted earnings per share	296.7	282.1
Impact of foreign exchange	18.8
Adjusted diluted earnings per share, at constant exchange rates	315.5

Other Information

Non-GAAP measures cont…

Underlying tax rate

Definition: Tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

	2018	2017
		Revised
	£m	£m
Profit before taxation	8,351	29,527
Less: Share of post-tax results of associates and joint ventures	(419)	(24,209)
Adjusting items within profit from operations	1,034	1,517
Adjusting items within finance costs	(4)	205
Adjusted profit before taxation, excluding associates and joint ventures	8,962	7,040

Taxation on ordinary activities	(2,141)	8,129
Adjusting items within taxation	(24)	(9,766)
Taxation on adjusting items	(199)	(454)
Adjusted taxation	(2,364)	(2,091)
Underlying tax rate	26.4%	29.7%

Other Information

Non-GAAP measures cont…

Ratio of adjusted net debt to adjusted EBITDA

Definition: net debt, excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process, as a proportion of profit for the year (earnings) before net finance costs (interest), tax, depreciation, amortisation, associates and adjusting items.

	2018	2017
		Revised
	£m	£m
Total borrowings	47,509	49,450
Derivatives in respect of net debt:
- Assets	(647)	(640)
- Liabilities	269	117
Cash and cash equivalents	(2,602)	(3,291)
Current assets held at fair value	(178)	(65)
Total net debt	44,351	45,571
Purchase price adjustment (PPA) to RAI debt	(944)	(947)
Adjusted net debt	43,407	44,624

Profit for the year	6,210	37,656
Taxation on ordinary activities	2,141	(8,129)
Net finance costs	1,381	1,094
Depreciation, amortisation or impairment costs	1,038	902
Share of post-tax results of associates and joint ventures	(419)	(24,209)
Other adjusting items (excluding depreciation and amortisation)	499	1,049
Adjusted EBITDA	10,850	8,363
Adjusted net debt to adjusted EBITDA	4.0x	5.3x
Translational foreign exchange impact to adjusted net debt	(1,694)
Adjusted net debt at constant rates	41,713

Translational foreign exchange impact to adjusted EBITDA	590
Adjusted EBITDA at constant rates	11,440
Adjusted net debt to adjusted EBITDA (at constant exchange rates)	3.6x

9 Impact of acquisitions relates to the performance of the businesses acquired by the Group in the period prior to the acquisition and included to provide a comparable 12-month representative base upon which to evaluate the Group’s performance. Included in profit from operations are certain adjusting items recognised by the acquired businesses prior to the acquisition, including approximately £250 million (primarily related to Engle Progeny and transaction costs).

Other Information

ADDITIONAL INFORMATION

British American Tobacco is one of the world's leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Newport (in the US), Camel (in the US) and Natural American Spirit (in the US) – and over 200 brands in our portfolio, including a growing portfolio of other potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

ANNUAL REPORT and FORM 20-F

Statutory accounts

The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2018 or 2017. Statutory accounts for 2017 have been delivered to the Registrar of Companies and those for 2018 will be delivered following the Company’s Annual General Meeting.  The auditors’ reports on both the 2018 and 2017 accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Publication

The Annual Report and Form 20-F will be published on bat.com on or around 12 March 2019. A printed copy will later be mailed to shareholders on the UK main register who have elected to receive it. At the same time, shareholders will be notified of the availability of the Annual Report and Form 20-F on the website and of the Performance Summary together with other ancillary documents in accordance with their elections. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register. In addition, the Company files its Annual Report on Form 20-F and other documents with the United States Securities and Exchange Commission (SEC). BAT’s filings are available to the public, together with the public filings of other issuers, at the SEC’s website, www.sec.gov.

DISTRIBUTION OF PRELIMINARY STATEMENT

This announcement is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange.  It may be viewed and downloaded from our website www.bat.com.

This announcement, together with the Group financial statements (including the notes to the financial statements and the report of the independent registered public accounting firm (for US purposes) for the year ended 31 December 2018), the consent of KPMG LLP and management’s report on internal control over financial reporting, will be furnished on a Form 6-K with the SEC by 5:00pm UK time (12:00pm EST) on 28 February 2019 and will be available on the SEC's website at www.sec.gov. That Form 6-K will be submitted to the U.K. National Storage Mechanism thereafter and will be available for inspection at www.morningstar.co.uk/uk/NSM.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services.  Contact details are set out below.

Paul McCrory

Secretary

27 February 2019

Other Information

OTHER PRODUCTS

The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units.

The conversion rates that are applied:

Equivalent to one cigarette

Tobacco Heat sticks	1 heat stick
Cigars	1 cigar regardless of size
Oral
- Pouch	1 pouch
- Loose	2 grams
Pipe tobacco	0.8 gram
Roll Your Own	0.8 gram
Make-your-own (MYO)
- Expanded tobacco	0.5 grams
- Optimised tobacco	0.7 grams

Roll-your-own (RYO)

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR 2019

Thursday 25 April	Annual General Meeting at 11.30am
Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG

Thursday 1 August	Half-Year Report

Other Information

Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. In particular, among other statements: (i) certain statements in the Regional Review section (pages 9 to 12); (ii) certain statements in the Borrowings and Adjusted Net Debt section (pages 15 to 17); (iii) certain statements in the Notes to the Financial Statements section (pages 28 to 41), including the Liquidity and Contingent Liabilities and Financial Commitments sections; and (iv) certain statements in the Other Information section (pages 42 to 50), including the Non-GAAP Measures section.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and roll-out Potentially Reduced-Risk Products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2018 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

CORPORATE INFORMATION

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK

tel: 0800 408 0094; +44 370 889 3159

Share dealing tel: 0370 703 0084 (UK only)

Your account: www.computershare.com/uk/investor/bri

Share dealing: www.computershare.com/dealing/uk

Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing

JSE (Share Code: BTI)

Shares are traded in electronic form only and transactions settled electronically through Strate.

Computershare Investor Services Proprietary Limited

PO Box 61051, Marshalltown 2107, South Africa

tel: 0861 100 634; +27 11 870 8216

email enquiries: web.queries@computershare.co.za

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c.  Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: +1 888 985 2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.

Registered office

Globe House, 4 Temple Place, London, WC2R 2PG, UK

tel: +44 20 7845 1000; facsimile: +44 20 7240 0555

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.

Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront, Cape Town 8000

South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6576

DEFINITIONS and GLOSSARY

The following is a summary of the key definitions and terms used within this report:

Term	Definition
AMSSA	Americas (excluding US) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa
APME	Asia Pacific and Middle East. The key markets are: Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam
British American Tobacco, BAT, Group, we, us and our

When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes tobacco business activity this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.

ENA

Europe and North Africa. The Key Markets are:

Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine

Modern oral	EPOK and other modern white snus
NGP	Next Generation Products, comprising vapour and THP categories
PRRP	Potentially Reduced-Risk Products – THP, vapour, and oral categories
RAI	Reynolds American Inc.
Representative

Results communications in 2018 include presentation of results (volume, revenue and profit from operations) against 2017, as though the Group had owned the acquisitions made in 2017 for the whole of that year. Comparison of results on this basis are termed “on a representative basis” and provide users of the communications with a comparison representative of the position as if the Group had owned the acquisitions throughout 2017 and 2018. For these comparison purposes, the Group has previously issued the 2017 results on such a basis for the full year ended 31 December 2017. See appendix II for a reconciliation from the most directly comparable IFRS measure

Revised

Prior period results are revised to take account of changes to IFRS, including the impact of IFRS 15 (Revenue from Contracts with Customers), effective 1 January 2018 with retrospective application. The 2018 opening reserves positions have also been revised for the implementation of IFRS 9 (Financial Instruments)

Strategic cigarette and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport (US), Natural American Spirit (US), Camel (US), glo
Strategic Portfolio

Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport (US), Natural American Spirit (US), Camel (US), Vype, Vuse, glo, Chic, Ten Motives, ViP, Epok, Granit, Mocca, Grizzly, Camel Snus, Kodiak

THP	Tobacco heating products, which include glo
Traditional oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus)
US	United States of America
Value share	The retail sales value of the product sold as a proportion of total retail sales value in that category
Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, Chic and Ten Motives

APPENDICES

The following appendices reflect the 2017 results of the Group, after revision for IFRS 15 (effective 1 January 2018 with retrospective application), the new regional structure (effective 1 January 2018) and to provide the users of these results with a comparable (representative) base, inclusive of the results of acquisitions for the full comparable period, upon which to assess the Group’s results in 2018.

The use of the term representative basis is not deemed to be the same as pro forma as it excludes adjusting items including, where relevant, certain impacts from the purchase price allocation process.

These appendices also provide the 2017 comparator data for the new performance measure “Revenue from the Strategic Portfolio”.

APPENDIX I

REVENUE FROM OUR STRATEGIC PORTFOLIO

2017 FULL YEAR – including revision for IFRS 15

	IFRS	Adjusting items	Adjusted	Acquisitions	Adj Repres
	£m	£m	£m	£m	£m
Combustible Tobacco	10,842	-	10,842	4,553	15,395
Potentially Reduced-Risk:
Vapour	168	-	168	90	258
THP	202	-	202	1	203
Total NGP	370	-	370	91	461
Oral	402	-	402	453	855
Total Potentially Reduced-Risk	772	-	772	544	1,316
Total Revenue from the Strategic portfolio	11,614	-	11,614	5,097	16,711
Other brands / business	7,950	(258)	7,692	480	8,172
Total Revenue	19,564	(258)	19,306	5,577	24,883

Note – The term “Adj repres” refers to Adjusted results on a representative basis.

APPENDIX II

2017 FULL YEAR Volume (Cigarettes and THP) – unaudited

	Reported	Acquisitions	Repres
	Bn sticks	Bn sticks	Bn Sticks
Cigarettes	684	48	732
Key Strategic Brands	380	43	423
Other	304	5	309
THP	2	-	2
Cigarettes and THP	686	48	734

US	36	46	82
APME	226	-	226
AMSSA	166	-	166
ENA	258	2	260
	686	48	734

2017 FULL YEAR revised for IFRS 15, on regional structure (effective 1 Jan 2018) and including acquisitions for comparison purposes – unaudited

Revenue
	IFRS	Adj items	Adjusted	Acquisitions	Adj repres
	£m	£m	£m	£m	£m
US	4,160	-	4,160	5,531	9,691
APME	4,973	-	4,973	(4)	4,969
AMSSA	4,323	-	4,323	(3)	4,320
ENA	6,108	(258)	5,850	53	5,903
	19,564	(258)	19,306	5,577	24,883
Profit from operations
	IFRS	Adj items	Adjusted	Acquisitions	Adj repres
	£m	£m	£m	£m	£m
US	1,165	763	1,928	2,502	4,430
APME	1,902	147	2,049	25	2,074
AMSSA	1,648	134	1,782	22	1,804
ENA	1,697	473	2,170	29	2,199
	6,412	1,517	7,929	2,578	10,507
Operating Margin
	IFRS		Adjusted		Adj repres
US	28.0%		46.3%		45.7%
APME	38.2%		41.2%		41.7%
AMSSA	38.1%		41.2%		41.8%
ENA	27.8%		37.1%		37.3%
	32.8%		41.1%		42.2%

Note – The term “Adj repres” refers to Adjusted results on a representative basis.